The information in this prospectus supplement is not complete and may be changed. We are not using this prospectus supplement and the accompanying prospectus to offer to sell these securities or to solicit offers to buy these securities in any place where the offer or sale is not permitted.

Filed pursuant to Rule 424(B)(2)
Registration Nos. 333-69198
333-69198-01

SUBJECT TO COMPLETION, DATED SEPTEMBER 26, 2001

Preliminary Prospectus Supplement

(To Prospectus dated September 18, 2001)

Conoco Funding Company

$                                        % Notes due 2006

Issue price:                             %

$                                        % Notes due 2011

Issue price:                             %

fully and unconditionally guaranteed by

Conoco Inc.

Conoco Funding will pay interest on each series of notes on                     and                     of each year, beginning                     , 2002. Conoco Funding may elect to redeem and repay some or all of the notes of each series at any time for an amount equal to the principal amount of the notes redeemed and repaid plus a make-whole premium. The repayment amount is described beginning on page S-25 of this prospectus supplement.

We have applied to list the notes on the Luxembourg Stock Exchange in accordance with its rules.

Neither the Securities and Exchange Commission nor any state or Canadian provincial securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense. The notes have not been, nor will they be, qualified for sale to the public under applicable securities laws in Canada.

	Price to	Underwriting	Proceeds to
	Public	Fee	Conoco Funding

Per 2006 Note	%	%	%

Total	$	$	$

Per 2011 Note	%	%	%

Total	$	$	$

Delivery of the notes in book entry form only will be made through The Depository Trust Company for the accounts of its participants, including Clearstream Banking S.A. and the Euroclear system, on or about                     , 2001, against payment in immediately available funds.

Credit Suisse First Boston	JPMorgan	Salomon Smith Barney

Banc of America Securities LLC

Deutsche Banc Alex. Brown

The Royal Bank of Scotland

                                        , 2001

SUMMARY
USE OF PROCEEDS
CAPITALIZATION
UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS
NOTES TO PRO FORMA CONDENSED FINANCIAL STATEMENTS
EXECUTIVE OFFICERS AND DIRECTORS
DESCRIPTION OF THE NOTES
UNITED STATES TAXATION OF NON-UNITED STATES PERSONS
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
LISTING AND GENERAL INFORMATION
LEGAL MATTERS
ABOUT THIS PROSPECTUS
ABOUT CONOCO
ABOUT CONOCO FUNDING
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING INFORMATION
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF THE DEBT SECURITIES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS

      You should rely only on the information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it. We are offering to sell the notes only in places where sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

      We are responsible for the information contained in this prospectus supplement and the accompanying prospectus. The Luxembourg Stock Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this prospectus supplement and the accompanying prospectus.

Prospectus Supplement

Prospectus

About This Prospectus	1

About Conoco	2

About Conoco Funding	2

Where You Can Find More Information	2

Forward-Looking Information	3

Use of Proceeds	4

Ratio of Earnings to Fixed Charges	4

Description of the Debt Securities	4

Plan of Distribution	14

Legal Matters	15

Experts	16

      We cannot guarantee that listing will be obtained on the Luxembourg Stock Exchange, and settlement of the notes is not conditioned on obtaining this listing. Copies of this prospectus supplement and the accompanying prospectus, and the documents we have incorporated by reference, will be available free of charge at the office of Kredietbank S.A. Luxembourg, Kredietbank S.A. Luxembourgeoise, 43, Boulevard Royal, L-2955 Luxembourg.

      Unless we state otherwise, all references in this prospectus supplement and the accompanying prospectus to “dollars” or “$” are to the currency of the United States of America.

SUMMARY

      This summary highlights selected information from this prospectus supplement and the accompanying prospectus, but does not contain all information that may be important to you. This prospectus supplement and the accompanying prospectus include specific terms of the offering of the notes, information about our business and financial data. We encourage you to read this prospectus supplement and the accompanying prospectus in their entirety before making an investment decision.

      In this prospectus supplement and the accompanying prospectus, we refer to Conoco Inc., its wholly owned and majority-owned subsidiaries (including Conoco Funding) and its ownership interest in equity affiliates as “we” or “Conoco,” unless the context clearly indicates otherwise. Our ownership interest in equity affiliates includes corporate entities, partnerships, limited liability companies and other ventures in which we exert significant influence by virtue of our ownership interest, typically between 20 and 50 percent.

      The term “2006 notes” refers to the      % Notes due 2006. The term “2011 notes” refers to the      % Notes due 2011. The term “notes” refers to both series of notes collectively.

About Conoco

      Conoco, a major, integrated, global energy company, has three operating segments: upstream, downstream and emerging businesses. Upstream activities include exploring for, developing, producing and selling crude oil, natural gas and natural gas liquids. Downstream activities include refining crude oil and other feedstocks into petroleum products; buying and selling crude oil and refined products; and transporting, distributing and marketing petroleum products. Activities of emerging businesses include manufacturing carbon fibers; refining natural gas; and providing integrated energy solutions through Conoco’s ownership of power generation facilities. Conoco operates in over 40 countries worldwide.

      As of December 31, 2000, Conoco had proved worldwide reserves of 2,647 million barrels-of-oil equivalent (“BOE”), 38 percent of which was natural gas. In this prospectus supplement, natural gas volumes have been converted to BOE using a ratio of six thousand cubic feet (mcf) of natural gas to one barrel of oil. Based on 2000 annual production of 240 million BOE, excluding natural gas liquids from gas plant ownership, Conoco had a reserve life of 11 years as of December 31, 2000. From 1996 to 2000, we replaced an average of 176 percent of the oil and gas we produced each year. As of December 31, 2000, we owned or had equity interests in nine refineries worldwide, with a total crude distillation capacity of approximately 904,000 barrels per day. For the year ended December 31, 2000, we reported net income of $1,902 million, which included a net charge of $46 million for special items, on total revenues of $39,287 million. For additional information about our business, please read our most recent annual report on Form 10-K and the other documents we have incorporated by reference in the accompanying prospectus.

Recent Developments

      In July 2001, we acquired Gulf Canada Resources Limited (which we renamed Conoco Canada Resources Limited and which we refer to in this prospectus supplement as “Conoco Canada”) for approximately $4.5 billion in cash plus liabilities assumed. We arranged a $4.5 billion bridge credit facility to finance the transaction and assumed approximately $2 billion of net debt, preferred stock and minority interests. On September 20, 2001, Conoco Canada commenced a tender offer for $975 million of its outstanding debt securities. Also in September 2001, Conoco Canada retired $200 million of its subordinated debt and expects to repay an additional $230 million of its outstanding debt securities. We expect to fund these repayments through a combination of cash on hand, our issuance of commercial paper and borrowings under other available credit lines.

      Conoco Canada is a Canadian-based exploration and production company with primary operations in Western Canada, Indonesia, the Netherlands and Ecuador. As of December 31, 2000, Conoco Canada had proved worldwide reserves of approximately 700 million BOE, of which approximately 60 percent was natural gas, and Syncrude reserves of approximately 300 million BOE. Annual production for 2000, including Syncrude production, was 155,000 BOE per day. For the year ended December 31, 2000, Conoco Canada reported revenues of C$1,798 million and net income of C$148 million on a Canadian generally accepted accounting principles basis. Please read “Unaudited Pro Forma Condensed Financial Statements” for a pro

forma presentation of Conoco Canada’s income statement and balance sheet on a U.S. dollar and U.S. GAAP basis.

      On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. These attacks have caused instability in the world’s financial markets, including the debt markets, and will likely significantly increase political and economic instability in areas in which we operate. In addition, these attacks may lead to increased volatility in prices for crude oil, natural gas and refined products. The attacks may lead to armed hostilities or to further acts of terrorism in the United States or elsewhere, and such acts of terrorism could be directed against U.S. companies. These developments will subject our worldwide operations to increased risks and, depending on their magnitude, could have a material adverse effect on our business.

About Conoco Funding

      Conoco Funding Company is an unlimited liability company incorporated in June 2001 under the laws of Nova Scotia, Canada. Conoco Funding is a wholly owned special purpose finance subsidiary of Conoco that engages in financing activities to raise funds for the business operations of Conoco and its subsidiaries.

The Offering

Securities Offered	$ million principal amount of % Notes due 2006

$ million principal amount of % Notes due 2011

Maturity Dates	, 2006 for the 2006 notes

, 2011 for the 2011 notes

Interest Payment Dates	and of each year, commencing , 2002

Redemption	At any time, Conoco Funding may elect to redeem and repay any or all of the notes of a series in principal amounts of $1,000 or any integral multiple thereof. Conoco Funding will pay an amount equal to the principal amount of notes redeemed and repaid plus a make-whole premium, which is described under the heading “Description of the Notes — Redemption” beginning on page S-25. Conoco Funding also will pay accrued interest to the repayment date.

Guarantee	Conoco will fully and unconditionally guarantee on a senior unsecured basis the due and punctual payment of the principal of and any premium and interest on the notes when and as it becomes due and payable, whether at maturity or otherwise. The guarantees will rank equally with all of Conoco’s other unsecured and unsubordinated debt. The guarantees provide that in the event of a default in the payment of principal of or any premium or interest on a note, the holder of the note may institute legal proceedings directly against Conoco to enforce the guarantees without first proceeding against Conoco Funding.

Ranking	The notes are senior unsecured obligations of Conoco Funding and rank equally with all its existing and future senior unsecured debt.

Covenants	Conoco Funding will issue the notes under an indenture containing covenants for your benefit. These covenants restrict Conoco’s ability, with certain exceptions, to:

•	incur debt secured by liens; and

•	engage in sale/leaseback transactions.

Use of Proceeds	We intend to use the net proceeds of approximately $ to repay our debt outstanding under the bridge credit agreement used to fund our July 2001 acquisition of Conoco Canada. Any remaining proceeds are expected to be used to repay other outstanding debt of Conoco Canada and commercial paper issued by Conoco.

Further Issues	The 2006 notes will be limited to $ million in aggregate principal amount and the 2011 notes will be limited initially to $ million in aggregate principal amount. We may, however, “reopen” the series of 2011 notes and issue an unlimited principal amount of additional notes of that series in the future. The series of 2006 notes is not subject to reopening.

Conoco Floating Rate Notes Offering	Concurrently with this offering of the notes, Conoco is offering up to $ million of floating rate notes. Neither offering is contingent upon the other.

Summary Selected Financial Data

      We have provided in the tables below summary consolidated historical financial data. We have derived the statement of income data for each of the years in the five-year period ended December 31, 2000, and the historical balance sheet data as of December 31, 2000, 1999, 1998, 1997 and 1996, from our audited consolidated financial statements. We have derived the statement of income data for the six-month periods ended June 30, 2001 and 2000, and the balance sheet data as of June 30, 2001, from our unaudited consolidated financial statements, which, in our management’s opinion, include all adjustments necessary for the fair presentation of our financial position at such date and our results of operations for such periods. Our results of operations for the six-month period ended June 30, 2001 are not necessarily indicative of the results of operations we may achieve for the entire year. You should read the following financial data in conjunction with our consolidated financial statements and related notes and the other financial information that we have incorporated by reference in the accompanying prospectus.

											Six Months Ended
	Year Ended December 31,										June 30,

	2000		1999		1998		1997		1996		2001		2000

	(In millions, except ratios)

Statement of Income Data:

Total Revenues(1)	$39,287		$27,309		$23,168		$26,263		$24,416		$21,020		$18,197

Cost of Goods Sold and Other Operating Expenses	26,136		16,841		13,840		16,226		14,560		14,070		11,935

Selling, General and Administrative Expenses(2)	794		809		972		726		755		404		381

Exploration Expenses(3)	279		270		380		457		404		93		95

Depreciation, Depletion and Amortization (DD&A)	1,301		1,193		1,113		1,179		1,085		691		648

Taxes Other Than on Income(1)	6,981		6,668		5,970		5,532		5,637		3,374		3,480

Interest and Debt Expense	338		311		199		36		74		142		172

Income Before Income Taxes and Accounting Change	3,458		1,217		694		2,107		1,901		2,246		1,486

Provision for Income Taxes	1,556		473		244		1,010		1,038		1,078		631

Income Before Accounting Change	1,902		744		450		1,097		863		1,168		855

Cumulative Effect of Accounting Change	—		—		—		—		—		37		—

Net Income(4)	$1,902		$744		$450		$1,097		$863		$1,205		$855

Segment After-Tax Income:

Upstream:

United States	$719		$322		$223		$447		$314		$581		$279

International	1,148		534		283		439		367		532		560

Downstream:

United States	182		119		141		223		186		289		91

International	230		129		156		91		117		5		88

Emerging Businesses	(69)		(35)		(31)		(24)		(16)		(34)		(18)

Corporate and Other	(308)		(325)		(322)		(79)		(105)		(168)		(145)

	$1,902		$744		$450		$1,097		$863		$1,205		$855

Other Data:

Cash Provided by Operations	$3,438		$2,216		$1,373		$2,876		$2,396		$1,623		$1,114

Cash Used in Investing Activities	2,472		1,706		1,598		2,037		1,647		859		926

Cash Used in Financing Activities	920		552		555		499		187		473		211

Capital Expenditures and Investments	2,796		1,787		2,516		3,114		1,944		971		1,061

Cash Exploration Expense	191		139		217		286		262		78		62

EBITDA(5)	5,097		2,721		2,006		3,322		3,060		3,079		2,306

Ratio of EBITDA to Interest and Debt Expense	15.1	x	8.8	x	10.1	x	92.3	x	41.4	x	21.7	x	13.4	x

Ratio of Earnings to Fixed Charges(6)	8.5	x	3.9	x	3.2	x	12.9	x	11.6	x	12.7	x	7.6	x

(1)	Includes petroleum excise taxes of $6,774, $6,492, $5,801, $5,349 and $5,461 for 2000, 1999, 1998, 1997 and 1996, respectively. Revenues also include income from equity affiliates and other income.

(2)	Includes a noncash stock option provision of $236 for 1998.

(3)	Includes cash exploration overhead and operating expense, dry hole costs and impairments of unproved properties.

(4)	Includes after-tax exchange gains (losses) of $38, $6, $32, $21 and $(7) for 2000, 1999, 1998, 1997 and 1996, respectively.

(5)	EBITDA means earnings before cumulative effect of accounting change, interest expense, income taxes, depreciation, depletion and amortization. EBITDA is not a generally accepted accounting principles measure and may not be comparable to similarly titled items of other companies. You should not consider EBITDA as an alternative to net income or any other generally accepted accounting principles measure of performance as an indicator of our operating performance or as a measure of liquidity. EBITDA does not represent funds available for management’s discretionary use because certain future cash expenditures are not reflected in the EBITDA presentation. Some investors use this data as an indicator of a company’s ability to service debt.

(6)	We have computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, “earnings” consist of income before income taxes and extraordinary items and fixed charges. “Fixed charges” consist of interest expense, capitalized interest, amortization of debt expense and that portion of annual rental expense we have deemed to represent the interest factor.

						Six Months Ended
	December 31,					June 30,

	2000	1999	1998	1997	1996	2001

	(In millions)

Balance Sheet Data:

Cash and Cash Equivalents	$342	$317	$394	$1,147	$846	$593

Working Capital	(776)	(690)	45	567	862	297

Net Property, Plant and Equipment	12,207	11,235	11,413	10,828	10,082	12,089

Total Assets	18,127	16,375	16,075	17,062	15,226	18,625

Long-Term Borrowings — Related Parties	—	—	4,596	1,450	2,287	—

Other Long-Term Borrowings and Capital Lease Obligations	4,138	4,080	93	106	101	4,300

Total Stockholders’ Equity/ Owner’s Net Investment	5,628	4,555	4,438	7,896	6,579	6,469

	2000	1999	1998	1997	1996

Operating Data:

Proved Reserves at December 31(1):

Oil (MMbbls)(2)	1,638	1,530	1,591	1,624	973

Natural Gas (Bcf)	6,053	6,142	6,183	5,861	5,396

Total Proved Reserves (MMBOE)(3)	2,647	2,554	2,622	2,601	1,872

International Proved Reserves (% of Total)	76%	74%	73%	73%	65%

Reserve Replacement Ratio(1)	176%	174%	110%	448%	126%

Reserve Life (years)(1)(4)	11.0	11.0	12.3	12.4	8.9

Finding and Development Costs per BOE(1)(3)(5)	$4.87	$4.51	$4.03	$3.63	$4.84

Average Daily Production(1):

Oil (Mbbls/day)(2)	370	359	348	374	374

Natural Gas (MMcf/day)	1,705	1,660	1,411	1,203	1,211

Total Production (MBOE/day)(3)	654	636	583	575	576

Average Production Costs per BOE(3)(6)	$4.00	$3.93	$3.95	$4.21	$3.84

Refinery Capacity at December 31 (Mbbls/day)(1)(7)	904	877	862	781	771

Refinery Utilization(7)	93%	96%	95%	94%	83%

Total Refinery Inputs (Mbbls/day)(1)(8)	871	874	823	780	732

Sales of Refined Products (Mbbls/day)(1)	1,485	1,172	1,095	1,046	998

Retail Marketing Outlets at December 31(9):

United States	5,012	4,958	4,962	4,963	5,033

International	3,079	3,051	3,023	2,971	2,874

(1)	Includes our share of equity affiliates.

(2)	Includes crude oil, condensate and natural gas liquids expected to be removed for our account from our natural gas production.

(3)	6,000 cubic feet of natural gas = one barrel-of-oil equivalent (BOE).

(4)	Total Proved Reserves at December 31 divided by annual production for the year ended December 31, excluding natural gas liquids from gas plant ownership.

(5)	Finding and development costs per BOE represent a trailing five-year average for each year displayed.

(6)	Excludes equity affiliates and processed natural gas liquids.

(7)	Based on capacity to process crude oil, condensate and all other inputs to crude distillation units (excludes other feedstocks).

(8)	Includes crude oil, condensate and all other inputs to crude distillation units.

(9)	Represents outlets owned by us and others that sell our refined products.

Summary Reserve Data

      We have provided in the table below summary information as of the dates indicated with respect to our estimated proved reserves of oil and natural gas at year-end for 2000 and 1999. Unless we inform you otherwise, all information in this prospectus supplement relating to oil and natural gas reserves has been based upon our estimates and reflects our net interest after royalties.

	Proved Reserves
	at December 31
			% increase
	2000	1999	(decrease)

	(Net after royalty
	basis)(1)

United States:

Oil (MMbbls)(2)	249	238	5

Natural Gas (Bcf)	2,378	2,509	(5)

Total Proved Reserves (MMBOE)(3)	645	656	(2)

International:

Oil (MMbbls)(2)	1,389	1,292	8

Natural Gas (Bcf)	3,675	3,633	1

Total Proved Reserves (MMBOE)(3)	2,002	1,898	5

Worldwide:

Total Proved Reserves (MMBOE)(3)	2,647	2,554	4

(1)	Includes our share of equity affiliate reserves.

(2)	Reserves comprise crude oil, condensate and natural gas liquids expected to be removed for our account from our natural gas production.

(3)	6,000 cubic feet of natural gas = one barrel-of-oil equivalent (BOE).

USE OF PROCEEDS

      We expect the net proceeds from the offering of the notes to be approximately $           billion, after deducting fees to the underwriters and estimated expenses of the offering that we will pay. We expect to use the net proceeds to repay debt outstanding under our 364-day bridge credit agreement with various lenders dated June 29, 2001, which was entered into to fund our July 2001 acquisition of Conoco Canada. Borrowings under this bridge credit agreement are due and payable in full on or before June 27, 2002 and bear interest at a rate based on LIBOR plus 0.37%. Any remaining net proceeds will be used to repay certain outstanding debt of Conoco Canada under its revolving credit agreement with various lenders dated April 27, 2001 and commercial paper issued by Conoco. Amounts outstanding under the Conoco Canada credit agreement are due and payable in full on April 26, 2002, subject to extension in certain circumstances, and bear interest at a rate based on LIBOR plus 0.60%.

CAPITALIZATION

      We have provided in the table below our consolidated capitalization (1) as of June 30, 2001, (2) on a pro forma basis giving effect to our acquisition of Conoco Canada as if that acquisition had occurred on June 30, 2001 and (3) as further adjusted to give effect to:

•	the issuance of (a) the notes, (b) approximately $ million of floating rate notes by Conoco and (c) approximately $ million of commercial paper by Conoco supported by a committed bank credit facility, and the application of the proceeds from these issuances to the repayment of the 364-day bridge credit agreement and the Conoco Canada revolving credit agreement as described in “Use of Proceeds”; and

•	Conoco Canada’s repayment or retirement of $1,405 million of its outstanding debt as described in “Summary — About Conoco — Recent Developments.”

Except as described in this prospectus supplement, the accompanying prospectus or the documents we incorporate by reference, there has been no material change in our consolidated capitalization since December 31, 2000.

	June 30, 2001

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(In millions, except share data)

Short-Term Debt:

Short-Term Borrowings and Capital Lease Obligations	$63	$63	$

Current Portion of Long-Term Debt	—	126

Other Current Liabilities Related to Borrowings for the Conoco Canada Acquisition	—	3,901

Total Short-Term Debt	$63	$4,090	$

Long-Term Debt:

% Notes due 2006	$—	$—	$

% Notes due 2011	—	—

Conoco Floating Rate Notes	—	—

Long-Term Borrowings and Capital Lease Obligations	4,300	6,496

Total Long-Term Debt	4,300	6,496

Stockholders’ Equity:

Preferred Stock, $.01 par value:

250,000,000 shares authorized; none issued	—	—		—

Class A Common Stock, $.01 par value:

3,000,000,000 shares authorized; 191,497,821 shares issued	2	2		2

Class B Common Stock, $.01 par value:

1,599,776,271 shares authorized; 436,786,482 shares issued and outstanding	4	4		4

Additional Paid-in Capital	4,948	4,948		4,948

Retained Earnings	2,402	2,402		2,402

Accumulated Other Comprehensive Loss	(782)	(782)		(782)

Treasury Stock, at cost (4,851,463 Class A shares)	(105)	(105)		(105)

Total Stockholders’ Equity	6,469	6,469		6,469

Total Capitalization	$10,769	$12,965	$

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

      The following unaudited pro forma condensed financial statements have been prepared to illustrate the estimated effect of the acquisition of Gulf Canada Resources Limited on Conoco under the purchase method of accounting. The unaudited pro forma condensed balance sheet assumes that the transaction was consummated on June 30, 2001. The unaudited pro forma condensed statements of income for the year ended December 31, 2000 and the six months ended June 30, 2001 assume that the transaction was consummated on January 1, 2000. The unaudited pro forma condensed statement of income for the year ended December 31, 2000 also gives effect to the acquisition (that closed effective November 6, 2000) of Crestar Energy Inc. by Gulf Canada as if the acquisition had occurred on January 1, 2000. The unaudited pro forma condensed financial statements should be read in conjunction with the historical financial statements of Conoco and Gulf Canada, including the notes thereto, incorporated by reference in the accompanying prospectus. The unaudited pro forma condensed financial statements do not reflect any anticipated cost savings or any synergies that are anticipated to result from the Gulf Canada acquisition as there can be no assurance that any such cost savings or synergies will occur.

      These financial statements do not purport to represent what the results of operations or financial position of Conoco would actually have been if the acquisition had in fact occurred on such dates or to project the results of operations or financial position of Conoco for any future date or period. Additionally, the unaudited pro forma condensed statements of income exclude non-recurring charges made in the third quarter of 2001 resulting from the consummation of the transaction. These unaudited pro forma condensed financial statements are presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) under the successful efforts method of accounting for oil and gas properties.

CONOCO INC.

PRO FORMA CONDENSED STATEMENT OF INCOME

Year Ended December 31, 2000
(Unaudited)

		Gulf Canada
	Conoco	Historical*		Pro Forma		Pro Forma
	Historical	(U.S. GAAP)	Crestar(a5)	Adjustments		Condensed

	(In millions, except per share)
Revenues

Sales and other operating revenues	$38,737	$1,464	$473	$—		$40,674

Equity in earnings of affiliates	277	(25)	—	—		252

Other income	273	66	—	—		339

Total revenues	39,287	1,505	473	—		41,265

Costs and expenses

Cost of goods sold	23,921	301	—	—		24,222

Operating expenses	2,215	329	80	—		2,624

Selling, general and administrative expenses	794	33	22	—		849

Exploration expenses	279	90	14	(16	)(a3)	367

Depreciation, depletion and amortization	1,301	269	106	176	(a1)	1,852

Taxes other than on income	6,981	5	—	—		6,986

Interest and debt expense	338	184	37	217	(a2)	776

Minority interest	—	23	—	22	(a6)	45

Total costs and expenses	35,829	1,234	259	399		37,721

Income before income taxes	3,458	271	214	(399)		3,544

Provision for income taxes	1,556	200	102	(204	)(a4)	1,654

Net income	$1,902	$71	$112	$(195)		$1,890

Earnings per share

Basic	$3.05					$3.03

Diluted	$3.00					$2.99
Weighted-average number of shares outstanding

Basic	624					624

Diluted	633					633

*	See note 3

See accompanying notes to unaudited pro forma condensed financial statements.

CONOCO INC.

PRO FORMA CONDENSED STATEMENT OF INCOME

Six Months Ended June 30, 2001
(Unaudited)

		Gulf Canada
	Conoco	Historical*	Pro Forma		Pro Forma
	Historical	(U.S. GAAP)	Adjustments		Condensed

	(In millions, except per share)
Revenues

Sales and other operating revenues	$20,795	$1,176	$—		$21,971

Equity in earnings of affiliates	80	(3)	—		77

Other income	145	24	—		169

Total revenues	21,020	1,197	—		22,217

Costs and expenses

Cost of goods sold	12,756	243	—		12,999

Operating expenses	1,314	235	—		1,549

Selling, general and administrative expenses	404	36	—		440

Exploration expenses	93	57	2	(a3)	152

Depreciation, depletion and amortization	691	213	31	(a1)	935

Taxes other than on income	3,374	5	—		3,379

Interest and debt expense	142	70	108	(a2)	320

Minority interest	—	7	11	(a6)	18

Total costs and expenses	18,774	866	152		19,792

Income before income taxes and accounting change	2,246	331	(152)		2,425

Provision for income taxes	1,078	146	(82	)(a4)	1,142

Income before accounting change	$1,168	$185	$(70)		$1,283

Earnings per share before accounting change

Basic	$1.87				$2.05

Diluted	$1.84				$2.02
Weighted-average number of shares outstanding

Basic	625				625

Diluted	636				636

*	See note 3

See accompanying notes to unaudited pro forma condensed financial statements.

CONOCO INC.

PRO FORMA CONDENSED BALANCE SHEET

June 30, 2001
(Unaudited)

		Gulf Canada
	Conoco	Historical*	Pro Forma		Pro Forma
	Historical	(U.S. GAAP)	Adjustments		Condensed

	(In millions)
ASSETS

Current assets

Cash and cash equivalents	$593	$253	$—		$846

Cash restricted in use	—	51	—		51

Accounts and notes receivables	1,767	292	—		2,059

Inventories	977	29	—		1,006

Prepaid expenses and other current assets	663	81	77	(b1)	821

Total current assets	4,000	706	77		4,783

Net property, plant and equipment	12,089	4,860	(4,860	)(b2)
			5,815	(b3)	17,904

Investments in affiliates	1,897	179	(34	)(b10)	2,042

Goodwill	—	—	2,633	(b4)	2,633

Other and intangible assets	639	75	(47	)(b5,b6)	667

Total assets	$18,625	$5,820	$3,584		$28,029

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities

Accounts payable	$1,668	$279	$—		$1,947

Short-term borrowings and capital lease obligations	63	—	—		63

Income and other taxes payable	682	1	—		683

Current portion of long-term debt	—	126	—		126

Current portion of long-term liabilities	—	21	—		21

Other current liabilities	1,290	108	110	(b9)
			3,850	(b7)
			51	(b8)	5,409

Total current liabilities	3,703	535	4,011		8,249

Long-term borrowings and capital lease obligations	4,300	1,447	99	(b14)
			650	(b7)	6,496

Deferred income taxes	2,089	1,467	509	(b11)	4,065

Other liabilities and deferred credits	1,910	198	(65	)(b12)	2,043

Total liabilities	12,002	3,647	5,204		20,853

Minority interest	154	172	381	(b15)	707
Stockholders’ equity

Class A common stock, $.01 par value	2	—	—		2

Class B common stock, $.01 par value	4	—	—		4

Gulf Canada’s preferred stock	—	381	(381	)(b15)	—

Common stock	—	1,994	(1,994	)(b13)	—

Additional paid-in capital	4,948	9	(9	)(b13)	4,948

Retained earnings (deficit)	2,402	(363)	363	(b13)	2,402

Accumulated other comprehensive income (loss)	(782)	(20)	20	(b13)	(782)

Treasury stock, at cost	(105)	—	—		(105)

Total stockholders’ equity	6,469	2,001	(2,001)		6,469

Total liabilities and stockholders’ equity	$18,625	$5,820	$3,584		$28,029

*	See note 3

See accompanying notes to unaudited pro forma condensed financial statements.

NOTES TO PRO FORMA CONDENSED FINANCIAL STATEMENTS

(Unaudited)
(Dollars in millions, except per share data)

1.     Basis of Presentation

      The unaudited pro forma condensed statements of income of Conoco for the year ended December 31, 2000, and the six months ended June 30, 2001, and the unaudited pro forma condensed balance sheet as of June 30, 2001 (collectively, the unaudited pro forma condensed financial statements), have been prepared to illustrate the estimated effect of the acquisition of Gulf Canada on Conoco under the purchase method of accounting. The unaudited pro forma condensed statements of income have been prepared as if the acquisition of Gulf Canada by Conoco had occurred on January 1, 2000. The unaudited pro forma condensed statement of income for the year ended December 31, 2000 also gives effect to the acquisition (that closed effective November 6, 2000) of Crestar Energy, Inc. by Gulf Canada as if the acquisition had occurred on January 1, 2000. The unaudited pro forma condensed balance sheet has been prepared as if the acquisition had occurred on June 30, 2001. The unaudited pro forma condensed financial statements should be read in conjunction with the historical financial statements of Conoco and Gulf Canada, including the notes thereto, incorporated by reference in the accompanying prospectus.

      The unaudited pro forma condensed financial statements do not purport to represent what the results of operations or financial position of Conoco would actually have been if the acquisition had in fact occurred on such dates or to project the results of operations or financial position of Conoco for any future date or period. Additionally, the unaudited pro forma condensed statements of income exclude nonrecurring charges made in the third quarter of 2001 resulting from the consummation of the transaction. The pro forma adjustments are based upon currently available information and contain certain estimates and assumptions. Management believes the estimates and assumptions provide a reasonable basis for presenting the significant effects of the acquisition, and that the pro forma adjustments give appropriate effect to these estimates and assumptions and are properly applied in the unaudited pro forma condensed financial statements. The purchase price allocation is subject to changes as additional information becomes available, including the identification and valuation of intangible assets. Management does not believe the final purchase price allocation will differ materially from the estimated purchase price allocation or that any adjustments to identifiable intangible assets would materially affect related statement of income amortization expense. These unaudited pro forma condensed financial statements are presented in accordance with U.S. GAAP under the successful efforts method of accounting for oil and gas properties.

2.     Pro Forma Adjustments

      The following is a description of each of the pro forma adjustments.

(a) Unaudited Pro Forma Condensed Statements of Income

      1.  Incremental depreciation, depletion and amortization expense for Gulf Canada and Crestar based on the step-up to estimated fair value of the assets assuming the acquisition occurred on January 1, 2000. Oil and gas properties are depreciated on a unit-of-production basis using estimated proved reserve quantities attributable to Gulf Canada.

      2.  Additional pro forma interest expense related to the borrowing of $4,500 necessary to fund the Gulf Canada acquisition. This entry assumes that the borrowing occurred on January 1, 2000. Interest expense calculations are based on Conoco’s $4,500 senior unsecured 364-day bridge credit facility used to fund the acquisition. Interest expense was calculated using an effective interest rate of approximately 4.76 percent. This rate was based on a July 1, 2001 LIBOR three-month rate of approximately 3.83 percent. A 1/8th percent change in the effective interest rate would change interest expense by $6 for the year ended December 31, 2000 and $3 for the six months ended June 30, 2001. Conoco intends to refinance the 364-day bridge credit facility of $4,500 in the capital markets prior to its expiration.

NOTES TO PRO FORMA CONDENSED FINANCIAL STATEMENTS — (Continued)

      3.  Incremental undeveloped leasehold amortization expense based on the estimated fair value of the undeveloped leaseholds acquired. During 2000, Gulf Canada recorded an impairment of undeveloped leaseholds, which has been reflected in the fair value allocated by Conoco as of June 30, 2001. This resulted in a pro forma adjustment to decrease amortization expense in the pro forma condensed income statement for the year ended December 31, 2000.

      4.  Income tax benefit related to purchase price adjustments, which was calculated using a blended statutory rate of 43 percent for cost and expense items with the exception of interest expense, which was calculated using a rate of 58 percent reflecting the deductibility of interest expense in both Canada and the United States.

      5.  Estimated income effects of the Crestar acquisition by Gulf Canada for the first ten months of 2000. Gulf Canada purchased Crestar effective November 6, 2000. The historical consolidated financial statements of Crestar were prepared under Canadian generally accepted accounting principles and in Canadian dollars. The Crestar statement of income for the period ended November 5, 2000 has been converted to U.S. GAAP using the successful efforts method of accounting for oil and gas properties and converted to U.S. dollars using the average exchange rate of approximately 0.69 for the period ended November 5, 2000.

      6.  Recognition of Gulf Canada’s preferred stock dividend. Gulf Canada reflected preferred stock in the stockholders’ equity section of the balance sheet. Conoco reflects these shares as a minority interest as after the acquisition such shares represent preferred stock of a subsidiary.

(b) Unaudited Pro Forma Condensed Balance Sheet as of June 30, 2001

      1.  Adjustment primarily reflects an asset as of June 30, 2001 associated with cash collected by Gulf Canada between the July 1, 2001 accounting date of the business combination and the July 16, 2001 effective date for stock options exercised by Gulf Canada employees. The shares issued upon exercise of these options were issued and outstanding as of July 16, 2001 and therefore were shares purchased by Conoco at the acquisition date.

      2.  Reversal of Gulf Canada’s historical property, plant and equipment balances and the related accumulated depreciation, depletion and amortization.

      3.  Estimated fair value of Gulf Canada’s property, plant and equipment. Proved properties were valued at $4,192, unproved properties at $1,526 and other properties and equipment at $97.

      4.  Goodwill associated with the acquisition of Gulf Canada pursuant to the purchase method of accounting. Goodwill will be reviewed for impairment under the rules of Statement of Financial Accounting Standards (SFAS) No. 121, “Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of,” until adoption of SFAS No. 142, “Goodwill and Other Intangible Assets” on January 1, 2002.

      5.  This adjustment primarily relates to the reversal of deferred debt issuance costs recorded on Gulf Canada’s historical financial statements. Gulf Canada’s existing debt is adjusted to fair value.

      6.  Reflects preliminary assessment of fair value of identifiable intangible assets of $7.

      7.  Conoco incurred additional debt to fund the Gulf Canada acquisition. Conoco executed a $4,500 senior unsecured 364-day bridge credit facility on June 29, 2001. The total amount of the facility was drawn on July 16, 2001. The $4,500 debt is reflected as $650 in long-term debt based on Conoco’s five-year committed credit facility with over two years remaining. The balance of $3,850 is reflected as short-term debt in other current liabilities. Conoco intends to refinance the 364-day bridge credit facility of $4,500 in the capital markets prior to its expiration.

      8.  Additional debt incurred to fund the Gulf Canada acquisition.

NOTES TO PRO FORMA CONDENSED FINANCIAL STATEMENTS — (Continued)

      9.  Reflects an adjustment for certain fixed price physical commodity contracts to their estimated fair values and the accrual of acquisition related costs.

      10.  Adjustment of Gulf Canada’s historical investment in affiliates, primarily Petrovera Resources, to estimated fair values.

      11.  Reflects the pro forma deferred income tax effect of the fair value adjustments related to the merger in accordance with the purchase method of accounting.

      12.  Adjustment of Gulf Canada’s historical liabilities primarily to reflect the reversal of abandonment liabilities, which are included in the fair values of the producing oil and gas properties acquired.

      13.  Elimination of Gulf Canada’s historical stockholders’ equity in accordance with the purchase method of accounting.

      14.  Adjustment of Gulf Canada’s existing debt to fair value.

      15.  Gulf Canada reflected preferred stock in the stockholders’ equity section of the balance sheet. Conoco reflects these shares as a minority interest as after the acquisition such shares represent preferred stock of a subsidiary.

(c) Calculation and Allocation of the Purchase Price to the Assets Acquired and Liabilities Assumed Based on Their Relative Fair Market Values

Calculation of the Purchase Price for Assets Acquired

Cash paid for stock purchased	$4,551

Other purchase price costs (e.g., fees, etc.)	20

Total purchase price for common equity	4,571
Plus fair market value of liabilities assumed

Current and other liabilities	632

Debt	1,672

Deferred tax	1,976

Minority interest	553

Total liabilities and minority interest	4,833

Total purchase price for assets acquired	$9,404

Allocation of Purchase Price for Assets Acquired

Property, plant and equipment	$5,815

Goodwill	2,633

All other assets, including intangibles	956

Total	$9,404

      The purchase price allocation is subject to changes as additional information becomes available, including the identification and valuation of intangible assets. Management does not believe the final purchase price allocation will differ materially from the estimated purchase price allocation or that any adjustments to identifiable intangible assets would materially affect related statement of income amortization expense.

NOTES TO PRO FORMA CONDENSED FINANCIAL STATEMENTS — (Continued)

3.     Gulf Canada’s Pro Forma Financial Statements

      The historical consolidated financial statements of Gulf Canada were prepared under Canadian GAAP and in Canadian dollars. For these unaudited pro forma condensed financial statements, the historical financial information of Gulf Canada has been converted to U.S. GAAP, conformed to Conoco’s presentation and converted to U.S. dollars using the average exchange rates for the six-month period ended June 30, 2001 of 0.65 and for the year ended December 31, 2000 of 0.67. The balance sheet was converted to U.S. dollars using a June 30, 2001 exchange rate of 0.66.

Gulf Canada Resources Limited

Pro Forma Condensed Statement of Income
Conversion to U.S. GAAP and U.S. Dollars

	Year Ended December 31, 2000

	Gulf Canada	Canadian to		Conforming		Gulf Canada	Gulf Canada
	Historical	U.S. GAAP		Presentation		Historical	Historical
	(Canadian GAAP)	Adjustments		Adjustments		(U.S. GAAP)	(U.S. GAAP)

	(Canadian Dollars)						(U.S. Dollars)
Revenues

Net oil and gas	$1,774	$411	(5,7)	$—		$2,185	$1,464

Equity in earnings of affiliates	—	(38	)(5)	—		(38)	(25)

Other	24	(20	)(5)	95	(10)	99	66

Total revenues	1,798	353		95		2,246	1,505

Costs and expenses

Cost of goods sold	—	449	(7)	—		449	301

Operating	411	61	(5,7)	19	(9,11)	491	329

Exploration	85	(2	)(5)	52	(8)	135	90

General and administrative	45	5	(7)	—		50	33

Depreciation, depletion and amortization	579	(126	)(3,5)	(52	)(8)	401	269

Taxes other than income	—	—		7	(9)	7	5

Net (gain) loss on asset disposals and provision for other losses	(86)	(9	)(1,5)	95	(10)	—	—

Pension settlement and restructuring charges	4	22	(2)	(26	)(11)	—	—

Finance charges, net	277	(3	)(5)	—		274	184

Income tax expense (recovery)	300	(1	)(4)	—		299	200

Minority interest	35	—		—		35	23

Total costs and expenses	1,650	396		95		2,141	1,434

Earnings (loss) for the year	$148	$(43)		$—		$105	$71

NOTES TO PRO FORMA CONDENSED FINANCIAL STATEMENTS — (Continued)

Gulf Canada Resources Limited

Pro Forma Condensed Statement of Income
Conversion to U.S. GAAP and U.S. Dollars

	Six Months Ended June 30, 2001

	Gulf Canada	Canadian to		Conforming		Gulf Canada	Gulf Canada
	Historical	U.S. GAAP		Presentation		Historical	Historical
	(Canadian GAAP)	Adjustments		Adjustments		(U.S. GAAP)	(U.S. GAAP)

	(Canadian Dollars)						(U.S. Dollars)
Revenues

Net oil and gas	$1,406	$403	(5,7)	$—		$1,809	$1,176

Equity in earnings of affiliates	—	(4	)(5)	—		(4)	(3)

Other	1	—		36	(10)	37	24

Total revenues	1,407	399		36		1,842	1,197

Costs and expenses

Cost of goods sold	—	374	(7)	—		374	243

Operating	308	56	(5,7)	(3	)(9,11)	361	235

Exploration	80	(2	)(5)	10	(8)	88	57

General and administrative	51	5	(7)	—		56	36

Depreciation, depletion and amortization	372	(34	)(3,5)	(10	)(8)	328	213

Taxes other than on income	—	—		7	(9)	7	5

Net (gain) loss on asset disposals and provision for other losses	—	(36	)(1,6)	36	(10)	—	—

Restructuring charges	4	—		(4	)(11)	—	—

Finance charges, net	110	(2	)(5)	—		108	70

Income tax expense	212	13	(4)	—		225	146

Minority interest	11	—		—		11	7

Total costs and expenses	1,148	374		36		1,558	1,012

Earnings	$259	$25		$—		$284	$185

NOTES TO PRO FORMA CONDENSED FINANCIAL STATEMENTS — (Continued)

Gulf Canada Resources Limited

Pro Forma Condensed Balance Sheet
Conversion to U.S. GAAP and U.S. Dollars

	June 30, 2001

	Gulf Canada	Canadian to		Gulf Canada	Gulf Canada
	Historical	U.S. GAAP		Historical	Historical
	(Canadian GAAP)	Adjustments		(U.S. GAAP)	(U.S. GAAP)

		(Canadian Dollars)			(U.S. Dollars)
ASSETS

Current Assets

Cash and short-term investments	$386	$(2	)(5)	$384	$253

Cash restricted in use	78	(1	)(5)	77	51

Accounts receivable	487	(44	)(5)	443	292

Other	142	25	(5,6)	167	110

Total current assets	1,093	(22)		1,071	706

Net property, plant and equipment*	7,773	(409	)(3,5)	7,364	4,860

Investments in affiliates	—	271	(5)	271	179

Investments, deferred charges and other assets	194	(81	)(1)	113	75

Total assets	$9,060	$(241)		$8,819	$5,820

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities

Accounts payable	$474	$(52	)(5)	$422	$279

Income and other taxes payable	—	1		1	1

Current portion of long-term debt	191	—		191	126

Current portion of long-term liabilities	32	—		32	21

Other	115	48	(6)	163	108

Total current liabilities	812	(3)		809	535

Long-term debt	2,193	—		2,193	1,447

Other long-term liabilities	313	(13	)(2,5,6)	300	198

Future income taxes	2,292	(66	)(4,5)	2,226	1,467

Minority interest	260	—		260	172

Total liabilities	5,870	(82)		5,788	3,819

Shareholders’ equity

Senior preference shares	577	—		577	381

Ordinary shares	3,021	—		3,021	1,994

Contributed surplus	14	—		14	9

Retained earnings (deficit)	(391)	(159	)(1,2,3,6)	(550)	(363)

Foreign currency translation adjustment	(31)	—		(31)	(20)

Total shareholders’ equity	3,190	(159)		3,031	2,001

Total liabilities and shareholders’ equity	$9,060	$(241)		$8,819	$5,820

*	The June 30, 2001 balance sheet of Gulf Canada included a separate line “Unallocated cost related to Crestar acquisition,” of $450. For purposes of these financial statements, this amount has been grouped with net property, plant and equipment.

NOTES TO PRO FORMA CONDENSED FINANCIAL STATEMENTS — (Continued)

      The following adjustments are necessary to restate Gulf Canada’s historical financial statements from Canadian GAAP to U.S. GAAP and conform Gulf Canada’s presentation to Conoco’s presentation.

Canadian GAAP to U.S. GAAP Adjustments in Canadian Dollars

      1.  Under U.S. GAAP, unrealized gains or losses arising on translation of long-term liabilities in foreign funds would be included in earnings in the period in which they arise. The capitalized balance on Gulf Canada’s balance sheet of such losses was $75 at June 30, 2001 and $60 at December 31, 2000.

      2.  Additional pension and post-retirement expenses of $22 for the year ended December 31, 2000 and an additional liability of $10 at December 31, 2000 and June 30, 2001, recognized under U.S. GAAP.

      3.  U.S. GAAP requires that impaired assets (Petrovera Resources) be written down to their fair value, rather than undiscounted future cash flows from use. Accordingly, Gulf Canada would have recognized additional impairment losses of $46 in 2000 and $123 in 1998, which in turn lowers depreciation expense by $8 in 2001 and $14 in 2000.

      4.  The related tax impacts of all U.S. GAAP adjustments.

      5.  Gulf Canada accounts for certain companies with less than 100 percent ownership using proportionate consolidation, whereas under U.S. GAAP, these companies would be accounted for under the equity method of accounting. There is no profit and loss impact to these line item reclassifications.

      6.  Under U.S. GAAP, Gulf Canada would have been required to adopt SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” effective January 1, 2001. Gulf Canada has not designated any of the derivatives it held at January 1, 2001 as hedges under the provisions of these standards. The adoption of these standards would have resulted in a pretax gain of $51 for the period ended June 30, 2001 (exclusive of the cumulative effect adjustment) and the recognition of $3 in assets and $62 in liabilities as of June 30, 2001.

      7.  Gulf Canada reported revenues net of purchase costs, transportation costs and marketing fees. This entry is made to reflect revenues gross and to reflect purchase costs, transportation costs and marketing fees in the individual line items of cost of goods sold, operating expenses and general and administrative expenses, respectively. There is no profit and loss impact to these line item reclassifications.

Conforming Adjustments to Reclassify Certain Amounts in Gulf Canada’s Historical Financial Statements to Conform to Conoco’s Presentation

      8.  Gulf Canada reflected undeveloped leasehold amortization as depreciation, depletion and amortization expense whereas Conoco reflects undeveloped leasehold amortization as exploration expense, which is consistent with U.S. oil and gas industry practices.

      9.  Gulf Canada reflected property taxes as other operating expenses whereas Conoco reflects property taxes as taxes other than income taxes.

      10.  Gulf Canada reflected net (gain) loss on asset disposals and provision for other losses in a cost and expense caption. Conoco would reflect this activity in other revenues.

      11.  Conoco reflects pension settlements in operating costs whereas Gulf Canada reported these costs separately.

EXECUTIVE OFFICERS AND DIRECTORS

Conoco

      We have provided in the tables below information about Conoco’s current executive officers and directors:

Executive Officers

Name	Position

Archie W. Dunham	Chairman, President and Chief Executive Officer

Gary W. Edwards	Senior Executive Vice President, Corporate Strategy and Development

Robert E. McKee III	Executive Vice President, Exploration Production

Jim W. Nokes	Executive Vice President, Refining, Marketing, Supply and Transportation

Robert W. Goldman	Senior Vice President, Finance, and Chief Financial Officer

Rick A. Harrington	Senior Vice President, Legal, and General Counsel

Directors

Name(1)	Principal Occupation

Archie W. Dunham	Chairman of the Board, President and Chief Executive Officer of Conoco Inc.

Kenneth W. Duberstein	Chairman and Chief Executive Officer of the Duberstein Group

Ruth R. Harkin	Senior Vice President, International Affairs and Government Relations of United Technologies International

Charles C. Krulak	Chairman and Chief Executive Officer of MBNA Europe

Frank A. McPherson	Former Chairman and Chief Executive Officer of Kerr-McGee Corporation

William K. Reilly	President and Chief Executive Officer of Aqua International Partners

William R. Rhodes	Vice Chairman of Citigroup, Inc. and Citigroup, N.A.

A. R. Sanchez, Jr.	Chairman and Chief Executive Officer of Sanchez Oil & Gas Corp.

Franklin A. Thomas	Consultant to the TFF Study Group

(1)	The business address of our directors is c/o Conoco Inc., 600 North Dairy Ashford, Houston, Texas 77079.

Conoco Funding

      We have provided in the table below information about Conoco Funding’s current executive officers and directors. The business address of the following persons is c/o Conoco Inc., 600 North Dairy Ashford, Houston, Texas 77079.

Name	Position

Robert E. McKee III	Director and President

Robert W. Goldman	Director, Vice President and Chief Financial Officer

Philip L. Frederickson	Director and Vice President

William E. Earnest	Vice President

Rick A. Harrington	Vice President

DESCRIPTION OF THE NOTES

      We have summarized selected provisions of each series of the notes below. The notes will be issued under an indenture between Conoco, as guarantor, Conoco Funding and Bank One, N.A., as trustee. Each series of the notes is a separate series of Conoco Funding debt securities described in the accompanying prospectus, and this summary supplements that description. We urge you to read that description for other provisions that may be important to you.

General

      The 2006 notes will mature on                     , 2006 and will bear interest at      % per annum. The 2011 notes will mature on                     , 2011 and will bear interest at      % per annum. Interest on the notes will accrue from                     , 2001. Conoco Funding:

•	will pay interest semiannually on and of each year, commencing , 2002;

•	will pay interest to the person in whose name a note is registered at the close of business on the or preceding the interest payment date;

•	will compute interest on the basis of a 360-day year consisting of twelve 30-day months;

•	will make payments on the notes at the offices of the trustee and any paying agent; and

•	may make payments by wire transfer for notes held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the note register.

      Conoco Funding will issue the notes only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. The notes will not be subject to any sinking fund or mandatory redemption provisions.

      The 2006 notes will be limited to $           million in aggregate principal amount and the 2011 notes will be limited initially to $           million in aggregate principal amount. We may, however, “reopen” the series of 2011 notes and issue an unlimited principal amount of additional notes of that series in the future. The series of 2006 notes is not subject to reopening.

Redemption

      The notes of each series will be repayable at Conoco Funding’s option, in whole or in part, at any time and from time to time, in principal amounts of $1,000 or any integral multiple thereof for an amount equal to:

•	100 percent of the principal amount of the notes of that series to be repaid; and

•	a premium equal to the amount, if any, by which the sum of the present values of the Remaining Scheduled Payments on the notes being repaid, discounted to the repayment date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus basis points for the 2006 notes and basis points for the 2011 notes exceeds the principal amount of the notes to be repaid.

In each case, Conoco Funding will pay accrued interest to the date of repayment.

      “Treasury Rate” means the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding the repayment date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the repayment date.

      “Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the applicable series of notes. “Independent Investment Banker” means one of the Reference Treasury Dealers that we appoint.

      “Comparable Treasury Price” means:

•	the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) as of the third business day preceding the repayment date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities”; or

•	if that release (or any successor release) is not published or does not contain such prices on that business day, (a) the average of the Reference Treasury Dealer Quotations for the repayment date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (b) if the trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all quotations obtained.

      “Reference Treasury Dealer” means each of Credit Suisse First Boston Corporation (and its successors), J.P. Morgan Securities Inc. (and its successors) and Salomon Smith Barney Inc. (and its successors) and one other nationally recognized investment banking firm that is a primary U.S. Government securities dealer specified from time to time by us. If, however, any of them shall cease to be a primary U.S. Government securities dealer, we will substitute another nationally recognized investment banking firm that is such a dealer.

      “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any repayment date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer as of 3:30 p.m., New York time, on the third business day preceding the repayment date.

      “Remaining Scheduled Payments” means the remaining scheduled payments of the principal of and interest on each note to be repaid that would be due after the related repayment date but for such repayment. If the repayment date is not an interest payment date with respect to the note being repaid, the amount of the next succeeding scheduled interest payment on the note will be reduced by the amount of interest accrued thereon to that repayment date.

      We will mail notice of a repayment not less than 30 days nor more than 60 days before the repayment date to holders of notes to be repaid. As long as those notes are listed on the Luxembourg Stock Exchange, we also will publish notice in the Luxemburger Wort or another newspaper of general circulation in Luxembourg.

      If Conoco Funding is repaying less than all the notes of a series, the trustee will select the particular notes of the series to be repaid by lot or by another method the trustee deems fair and appropriate. Unless there is a default in payment of the repayment amount, on and after the repayment date, interest will cease to accrue on the notes or portions thereof called for repayment.

      Except as described above, the notes will not be redeemable or repayable by Conoco Funding prior to maturity and will not be entitled to the benefit of any sinking fund.

Ranking

      The notes will be Conoco Funding’s senior unsecured obligations and will rank equally in right of payment with all of its other senior unsecured and unsubordinated indebtedness. Conoco will fully and unconditionally guarantee on a senior unsecured basis the due and punctual payment of the principal of and any premium and interest on the notes when and as it becomes due and payable, whether at maturity or otherwise. The guarantees will rank equally with all of Conoco’s other unsecured and unsubordinated debt.

      As of June 30, 2001, on a pro forma basis giving effect to Conoco’s acquisition of Conoco Canada and as further adjusted to give effect to (1) the issuance of the notes, approximately $           million of floating rate

notes by Conoco and approximately $           million of commercial paper by Conoco, and the application of the proceeds from these issuances to the repayment of the 364-day bridge credit agreement and the Conoco Canada revolving credit agreement as described in “Use of Proceeds”; and (2) Conoco Canada’s repayment or retirement of $1,405 million of its outstanding debt, we would have had an aggregate of $           billion of consolidated indebtedness. Approximately $           billion would have ranked equally in right of payment with the notes. Approximately $           billion would have been owed by subsidiaries or secured and therefore effectively senior to the notes.

Notices

      We will mail notices and communications to the holder’s address shown on the register of the notes. In addition, as long as a series of notes is listed on the Luxembourg Stock Exchange, we will publish notices for that series in the Luxemburger Wort or another newspaper of general circulation in Luxembourg.

Paying Agents and Transfer Agents

      The trustee will be the paying agent and transfer agent for the notes. In addition, as long as a series of notes is listed on the Luxembourg Stock Exchange, we will maintain a paying agent and transfer agent for that series in Luxembourg.

      We will make payments on the notes at the offices of the trustee and any paying agent, including any paying agent in Luxembourg. At our option, we may make payments by wire transfer for notes held in book-entry form or by check mailed to the address of the person entitled to the payment as it appears in the note register.

      If we issue notes in certificated form, holders of those notes may present them for registration of transfer at the offices of the security registrar and any transfer agent we designate, including any transfer agent in Luxembourg. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request. We will not charge a service charge for any registration of transfer or exchange. We may, however, require the payment of any tax or other governmental charge payable for that registration.

The Trustee

      Bank One, N.A. will be the trustee under the indenture. Please read “Description of the Debt Securities — Trustee” in the accompanying prospectus.

Other

      We will make all payments on the notes without withholding or deducting any taxes or other governmental charges imposed by a United States or Canadian jurisdiction, unless we are required to do so by applicable law. If, however, we are so required, we will not pay any additional, or gross up, amounts with respect to the withholding or deduction.

      We may at any time purchase notes on the open market or otherwise at any price. We will surrender all notes that we redeem or purchase to the trustee for cancellation. We may not reissue or resell any of these notes.

Book-Entry Delivery and Settlement

      We will issue the notes of each series in the form of one or more permanent global notes in definitive, fully registered, book-entry form. The global notes will be deposited with or on behalf of The Depository Trust Company and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the trustee.

      Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the global notes through either DTC (in the United States) or Clearstream Banking, societe anonyme, Luxembourg, or Euroclear Bank S.A./ N.V. (the “Euroclear Operator”), as operator of the Euroclear System (in Europe), either directly if they are participants of such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in the U.S. depositaries’ names on the books of DTC. Citibank, N.A. will act as the U.S. depositary for Clearstream, and The Chase Manhattan Bank will act as the U.S. depositary for Euroclear.

      DTC has advised us as follows:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

•	DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

•	DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc.

•	Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its participants are on file with the SEC.

      Clearstream has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-entry changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Section. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer either directly or indirectly.

      Euroclear has advised us that it was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Euroclear Operator under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters in this offering. Indirect access to

Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

      The Euroclear Operator has advised us that it is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking Commission.

      We have provided the following descriptions of the operations and procedures of DTC, Clearstream and Euroclear solely as a matter of convenience. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. Neither Conoco, Conoco Funding, the underwriters nor the trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

      We expect that under procedures established by DTC:

•	upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•	ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

      The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

      So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and under the notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered the owners or holders thereof under the indenture or under the notes for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of notes under the indenture or the global note.

      Neither Conoco, Conoco Funding nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the notes.

      Payments on the notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be responsible for those payments.

      Distributions on the notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for

Clearstream. Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

      Distributions on the notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearance and Settlement Procedures

      Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in immediately available funds.

      Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving the notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.

      Because of time-zone differences, credits of the notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of the notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

      Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Certificated Notes

      We will issue certificated notes to each person that DTC identifies as the beneficial owner of the notes represented by the global notes upon surrender by DTC of the global notes if either:

•	DTC notifies us that it is no longer willing or able to act as a depositary for the global notes, and we have not appointed a successor depositary within 90 days of that notice;

•	an event of default has occurred and is continuing, and DTC requests the issuance of certificated notes; or

•	we determine not to have the notes represented by a global note.

      Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the related notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued.

UNITED STATES TAXATION OF NON-UNITED STATES PERSONS

      This section discusses certain United States federal income tax consequences of the ownership and disposition of the notes either by an individual (a “nonresident alien”) who is not a citizen or resident of the United States within the meaning of Section 7701(b) of the Internal Revenue Code of 1986, as amended, or by a corporation that is a foreign corporation as to the United States within the meaning of Section 7701(a) of the Internal Revenue Code.

      In the opinion of Baker Botts L.L.P., under United States federal tax law as of the date of this prospectus supplement:

(a) interest income on a note that is received by a nonresident alien or a foreign corporation will not be subject to United States federal income tax or withholding under the portfolio interest exemption if:

•	the interest is not effectively connected with the conduct of a trade or business in the United States;

•	the recipient of the interest does not own actually or constructively, within the meaning of Section 871(h)(3)(C) of the Internal Revenue Code, 10 percent or more of the total combined voting power of all classes of Conoco’s voting stock or of Conoco Funding’s voting stock and does not own actually or constructively, within the meaning of Section 871(h)(3)(C) of the Internal Revenue Code, 10 percent or more of the capital or profits interests in Conoco Funding;

•	the recipient of the interest, if a foreign corporation, is not a controlled foreign corporation that is related, within the meaning of Section 864(d)(4) of the Internal Revenue Code, to Conoco or to Conoco Funding; and

•	the United States person who would otherwise be required to deduct and withhold tax from the interest receives a statement (which meets the requirements of Section 871(h)(5) of the Internal Revenue Code) that the beneficial owner of the note on which the interest is paid is not a United States person;

(b) a nonresident alien or a foreign corporation will not be subject to United States federal income tax on any gain realized on the sale, exchange or redemption of the notes unless the gain is effectively connected with that person’s trade or business in the United States or, in the case of an individual, that individual is present in the United States for 183 days or more in the taxable year in which the sale, exchange or redemption occurs and certain other conditions are met; and

(c) notes owned by an individual who at the time of his death is not a citizen of the United States or resident for estate tax purposes of the United States will not be subject to United States federal estate tax as a result of his death if the interest income on the notes would be eligible for the portfolio interest exemption if a statement meeting the requirements of Section 871(h)(5) of the Internal Revenue Code were received.

The opinions in this paragraph are given on the assumption that the notes will be treated for United States federal income tax purposes as obligations of Conoco because Conoco Funding is disregarded for such purposes. If that were not the case, then the opinions of Baker Botts L.L.P. would not be adversely affected and the conclusions that are set out above could in certain cases be reached on weaker conditions.

      A statement that meets the requirements of Section 871(h)(5) of the Internal Revenue Code may be provided either:

(a) by the beneficial owner of a note under penalties of perjury on a properly completed IRS Form W-8BEN (which requires the name and address of the beneficial owner);

(b) by a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business (a “financial institution”) and holds the note that certifies that such a properly completed Form W-8BEN has been received from the beneficial owner of the note by it or by a financial institution between it and the beneficial owner of the note; or

(c) by a withholding partnership, a qualified intermediary or the United States branch of a foreign bank or of a foreign insurance company in the circumstances that are discussed in the pertinent Treasury regulations.

      Copies of IRS Form W-8BEN may be obtained from Kredietbank S.A. Luxembourg, the Luxembourg listing agent, and when completed by the beneficial owner should be provided to the person through which the beneficial owner holds the notes.

      If a statement meeting the requirements of Section 871(h)(5) of the Internal Revenue Code is not received by the person who would otherwise be required to deduct and withhold tax from the interest or if the portfolio interest exemption is not available for another reason, then the interest on a note may be subject to United States withholding at a rate of 30 percent. Interest on a note that is effectively connected with the conduct of a trade or business in the United States by a holder of a note who is a nonresident alien or a foreign corporation may be subject to United States income tax at rates applicable to a United States person.

      Interest on a note beneficially owned by a nonresident alien or a foreign corporation will be reported annually to the IRS on IRS Form 1042S. Neither information reporting on IRS Form 1099 nor backup withholding will apply to payments of interest on a note or to amounts received on the sale, exchange or redemption of a note by a nonresident alien or a foreign corporation if an IRS Form W-8BEN is provided as outlined above and in the case of amounts received on the sale, exchange or redemption of a note certain other information is provided.

      The description above does not deal with all aspects of United States federal income taxation or withholding that may be relevant to a nonresident alien or a foreign corporation who is the beneficial owner of a note. You should consult your own tax advisor for specific advice concerning the ownership and disposition of a note.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

      The following is a general summary of the principal Canadian federal income tax considerations generally applicable under the Income Tax Act (Canada) (the “Tax Act”) to a holder (a “Holder”) of notes who acquires the notes in this offering and who, at all relevant times, for purposes of the Tax Act, holds the notes as capital property, deals with Conoco and Conoco Funding at arm’s length, is not a resident or deemed to be a resident of Canada and does not use or hold the notes and is not deemed to use or hold the notes in, or in the course of, carrying on business in Canada. Special rules, which are not discussed below, may apply to a Holder who is a non-resident insurer which carries on business in Canada and elsewhere. This summary does not apply to “financial institutions” within the meaning of section 142.2 of the Tax Act.

      This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”), and on an understanding of the current published administrative and assessing practices of the Canada Customs and Revenue Agency (“CCRA”). This summary takes into account all specific proposals to amend the Tax Act and Regulations (the “Tax Proposals”) publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this prospectus supplement. There is no assurance that the Tax Proposals will be enacted in their current form or at all. This summary does not otherwise take into account or anticipate any changes in law or the administrative and assessing practices of the CCRA, whether by judicial, governmental or legislative decision or action, nor does it take into account tax legislation or considerations of any province, territory, state, local or foreign jurisdiction. The provisions of provincial income tax legislation vary from province to province in Canada and in some cases differ from federal income tax legislation.

      The following is a general summary only, and each Holder is urged to consult with such Holder’s own tax advisor with respect to the Canadian federal income tax considerations set forth below as applicable to the Holder’s particular circumstances and any other federal, provincial, territorial, state, local or foreign tax consequences to it of holding and disposing of notes.

Taxation of Interest on Notes

      Based on the current administrative practice of the CCRA, a Holder will not be subject to Canadian withholding tax in respect of interest, principal or premium paid or credited on the notes by Conoco Funding; provided that the Holder deals with Conoco Funding at arm’s length within the meaning of the Tax Act at the time of such payment or credit. For purposes of the Tax Act, related persons, as defined therein, are deemed not to deal at arm’s length and it is a question of fact whether persons not related to each other deal at arm’s length.

Disposition of Notes

      A Holder will not generally be subject to tax under the Tax Act in respect of any capital gain realized by such Holder on a disposition (including a redemption) of a note.

UNDERWRITING

      Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc. and Salomon Smith Barney Inc. are acting as joint book running managers, the principal amount of the notes of each series set forth opposite the name of the underwriter.

	Principal Amount	Principal Amount
Underwriter	of 2006 Notes	of 2011 Notes

Credit Suisse First Boston Corporation	$	$

J.P. Morgan Securities Inc.

Salomon Smith Barney Inc.

Banc of America Securities LLC

Deutsche Bank Alex. Brown Inc.

The Royal Bank of Scotland plc

Total	$	$

      The underwriting agreement provides that the underwriters are obligated to purchase all the notes if they purchase any of the notes.

      The underwriters propose initially to offer the notes of each series to the public at the respective public offering prices set forth on the cover page of this prospectus supplement and to offer some of the notes of each series to certain dealers at the public offering prices less a concession not in excess of:

•	% of the principal amount in the case of the 2006 notes; and

•	% of the principal amount in the case of the 2011 notes.

      The underwriters may allow, and such dealers may reallow, a concession to certain other dealers not in excess of:

•	% of the principal amount in the case of the 2006 notes; and

•	% of the principal amount in the case of the 2011 notes.

      After the initial public offering, the underwriters may change the public offering prices, concessions and discounts.

      Each underwriter has severally represented and agreed that it:

•	has not offered or sold, and prior to the expiration of six months from the closing date, will not offer or sell any notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (whether as principal or agent) for the purpose of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995;

•	has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom;

•	has only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the notes to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 (as amended) or a person to whom the document may otherwise lawfully be issued or passed on; and

•	will comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers notes or possesses or distributes this prospectus supplement or the accompanying prospectus.

      The notes are a new issue of securities with no established trading market. Although we have applied to list the notes on the Luxembourg Stock Exchange, we do not currently intend to apply for the listing of the notes on any other securities exchange or for quotation of the notes in any dealer quotation system. We cannot guarantee that listing will be obtained on the Luxembourg Stock Exchange, and settlement of the notes is not conditioned on obtaining this listing. We have been advised by the underwriters that one or more of them intend to make a market in the notes of each series, but the underwriters are not obligated to do so and may discontinue any market-making activities at any time without notice. We can give no assurance as to the liquidity of the trading market for any series of the notes.

      We estimate that our share of the total expenses of the offering, excluding underwriting fees, will be approximately $                    .

      We have agreed to indemnify the underwriters against certain liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

      In connection with this offering, the joint book running managers, on behalf of the underwriters, may over-allot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of notes in excess of the number of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate-covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids for or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representative, in a syndicate covering transaction, repurchases notes originally sold by that syndicate member. These activities may cause the price of the notes to be higher than it would otherwise be in the open market in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

      Certain of the underwriters will make the notes available for distribution on the Internet through a proprietary web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between these underwriters and their customers and is not a party to any transactions. Market Axess Inc., a registered broker-dealer, will receive compensation based on transactions conducted through the system. Underwriters will make the notes available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

      The notes have been registered with the SEC for sale to the public in the United States and will be offered for sale in certain European countries in accordance with applicable law. The notes have not been, nor will they be, qualified for sale to the public under applicable securities laws in Canada and, accordingly, any offer and sale of notes in Canada must be made on a basis that is exempt from the prospectus and registration requirements of Canadian provincial securities laws.

      Some of the underwriters or their respective affiliates have performed and may in the future perform various financial advisory, commercial banking and investment banking services for us from time to time, for which they have received or will receive customary fees. The underwriters may, from time to time, engage in transactions with us in the ordinary course of business. Affiliates of certain of the underwriters are lenders under our 364-day bridge credit agreement. Because more than 10 percent of the net proceeds from this offering will be paid to members or affiliates of members of the National Association of Securities Dealers, Inc. participating in this offering, the offering will be conducted in accordance with NASD Conduct Rule 2710(c)(8).

LISTING AND GENERAL INFORMATION

      We have applied to list the notes on the Luxembourg Stock Exchange in accordance with the rules and regulations of that exchange. In connection with the listing application, Conoco Funding’s memorandum and articles of association and Conoco’s Second Amended and Restated Certificate of Incorporation and by-laws and a legal notice (Notice Legale) relating to the issuance of the notes will have been deposited prior to listing with the Chief Registrar of the District Court of Luxembourg (Greffier en Chef du Tribunal d’Arrondissement de et a Luxembourg), where you may examine these documents and obtain copies upon request.

      Copies of the indenture under which the notes are issued, Conoco Funding’s memorandum and articles of association and Conoco’s Second Amended and Restated Certificate of Incorporation and our annual, quarterly and current reports will be available for inspection at the main office of Kredietbank S.A. Luxembourg in Luxembourg as long as the notes are outstanding. Our annual report will contain audited consolidated financial statements, and our quarterly reports will contain unaudited consolidated financial statements. Kredietbank S.A. Luxembourg will act as intermediary between the Luxembourg Stock Exchange and us and holders of the notes. In addition, you may obtain free copies of these reports at Kredietbank S.A. Luxembourg’s office.

      PricewaterhouseCoopers LLP are our independent certified public accountants.

      Conoco Funding’s Board of Directors adopted resolutions relating to the sale and issuance of the notes on September   , 2001.

      Other than as disclosed in this prospectus supplement, the prospectus and the documents we have incorporated by reference, there has been no material adverse change in our financial position since December 31, 2000.

      We are not involved in litigation, arbitration or administrative proceedings relating to claims or amounts that are material in the context of the issue of the notes.

      The notes have been accepted for clearance through Euroclear and Clearstream. The common code, the International Security Identification Number (ISIN) and the CUSIP Number assigned to each series of the notes are as follows:

	2006 Notes	2011 Notes

Common Code

ISIN

CUSIP No

LEGAL MATTERS

      R.  A. Harrington, our Senior Vice President, Legal, and General Counsel, Baker Botts L.L.P., Houston, Texas, Blake, Cassels & Graydon LLP, Toronto, Ontario, and McInnes Cooper, Halifax, Nova Scotia, will issue opinions about certain legal matters in connection with the offering of the notes for us. Cravath, Swaine & Moore, New York, New York, will issue an opinion about certain legal matters in connection with the offering for the underwriters.

PRINCIPAL OFFICE OF CONOCO

600 North Dairy Ashford

Houston, Texas 77079

REGISTERED OFFICE OF CONOCO

1209 Orange Street

Wilmington, Delaware 19801

PRINCIPAL OFFICE OF CONOCO FUNDING

c/o Conoco Inc.

600 North Dairy Ashford
Houston, Texas 77079

REGISTERED OFFICE OF CONOCO FUNDING

1601 Lower Water Street

Halifax, Nova Scotia, Canada
B3J 2V1

PRINCIPAL PAYING AGENT, REGISTRAR AND TRUSTEE

Bank One, N.A.

100 East Broad Street
8th Floor/ Corporate Trust Department
Columbus, Ohio 43215

LUXEMBOURG PAYING AGENT

Kredietbank S.A. Luxembourg

Kredietbank S.A. Luxembourgeoise
43, Boulevard Royal
L-2955 Luxembourg

LEGAL ADVISORS

To Conoco and Conoco Funding	To Conoco and Conoco Funding	To the Underwriters as to Matters of
as to Matters of United States Law:	as to Matters of United States Law:	United States Law:

Baker Botts L.L.P. One Shell Plaza 910 Louisiana Houston, Texas 77002	R.A. Harrington Senior Vice President, Legal, and General Counsel Conoco Inc. 600 North Dairy Ashford Houston, Texas 77079	Cravath, Swaine & Moore 825 Eighth Avenue New York, New York 10019

To Conoco and Conoco Funding	To Conoco and Conoco Funding as to
as to Matters of Canadian Law:	Matters of Nova Scotia Law:

Blake, Cassels & Graydon LLP 199 Bay Street Toronto, Ontario, Canada M5L 1A9	McInnes Cooper 1601 Lower Water Street Halifax, Nova Scotia, Canada B3J 2V1

INDEPENDENT ACCOUNTANTS TO CONOCO AND CONOCO FUNDING

PricewaterhouseCoopers LLP

1201 Louisiana, Suite 2900
Houston, Texas 77002

LISTING AGENT

Kredietbank S.A. Luxembourg

Kredietbank S.A. Luxembourgeoise
43, Boulevard Royal
L-2955 Luxembourg

PROSPECTUS

$6,000,000,000

Conoco Inc.

Debt Securities

Conoco Funding Company

Debt Securities
fully and unconditionally guaranteed by
Conoco Inc.

          We will provide the specific terms of the debt securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 18, 2001

About This Prospectus	1

About Conoco	2

About Conoco Funding	2

Where You Can Find More Information	2

Forward-Looking Information	3

Use of Proceeds	4

Ratio of Earnings to Fixed Charges	4

Description of the Debt Securities	4

Plan of Distribution	14

Legal Matters	15

Experts	16

ABOUT THIS PROSPECTUS

      This prospectus is part of a joint registration statement that we have filed with the Securities and Exchange Commission using a “shelf” registration process. Using this process, Conoco may offer the debt securities described in this prospectus, and Conoco Funding may offer the debt securities fully and unconditionally guaranteed by Conoco described in this prospectus, in one or more offerings with a total initial offering price of $6,000,000,000.

      Under Rule 3-10 of Regulation S-X promulgated by the SEC, we are not required to include separate financial statements of Conoco Funding in this prospectus because:

•	Conoco Funding has and will continue to have no assets, operations, revenues or cash flows other than those related to the issuance, administration and repayment of the debt securities issued by Conoco Funding and other securities guaranteed by Conoco;

•	all of the voting shares of Conoco Funding are owned by Conoco, either directly or through wholly owned subsidiaries of Conoco, which files regular reports with the SEC; and

•	Conoco’s guarantee of the debt securities issued by Conoco Funding will be full and unconditional and no other subsidiary of Conoco will guarantee the debt securities.

      This prospectus provides you with a general description of the debt securities Conoco and Conoco Funding may offer and of Conoco’s guarantees. Each time we use this prospectus to offer securities, we will provide a prospectus supplement and, if applicable, a pricing supplement that will describe the specific terms of the offering. The prospectus supplement and any pricing supplement may also add to, update or change the information contained in this prospectus. Please carefully read this prospectus, the prospectus supplement and any pricing supplement, in addition to the information contained in the documents we refer to under the heading “Where You Can Find More Information.”

ABOUT CONOCO

      Conoco is a major, integrated, global energy company. Conoco was founded in 1875 and is involved in exploring for and developing, producing and selling crude oil, natural gas and natural gas liquids, refining crude oil and other feedstocks into petroleum products, buying and selling crude oil and refined products and transporting, distributing and marketing petroleum products. Conoco is also engaged in developing and operating power facilities. Conoco’s principal executive office is located at 600 North Dairy Ashford, Houston, Texas 77079, telephone (281) 293-1000.

ABOUT CONOCO FUNDING

      Conoco Funding Company is an unlimited liability company incorporated in June 2001 under the laws of Nova Scotia, Canada. Conoco Funding is a wholly owned special purpose finance subsidiary of Conoco that engages in financing activities to raise funds for the business operations of Conoco and its subsidiaries. Conoco Funding’s principal executive office is c/o Conoco, 600 North Dairy Ashford, Houston, Texas 77079, telephone (281) 293-1000.

WHERE YOU CAN FIND MORE INFORMATION

      Conoco files annual, quarterly and current reports, proxy statements and other information with the SEC. You can read and copy these materials at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a Web site that contains information Conoco files electronically with the SEC, which you can access over the Internet at http://www.sec.gov. You can also obtain information about Conoco at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      Conoco Funding is not currently subject to the information reporting requirements of the Securities Exchange Act of 1934 and will be exempt from such requirements upon the effectiveness of the registration statement of which this prospectus is a part in reliance upon Rule 12h-5 of the Exchange Act.

      This prospectus is part of a joint registration statement we have filed with the SEC relating to the debt securities of Conoco and Conoco Funding and Conoco’s guarantees. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, exhibits and schedules for more information about us, the debt securities and the guarantees. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Web site.

      The SEC allows us to “incorporate by reference” the information Conoco files with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that Conoco files with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings Conoco makes with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all the offered debt securities are sold. The documents we incorporate by reference are:

•	Conoco’s annual report on Form 10-K for the year ended December 31, 2000;

•	Conoco’s quarterly reports on Form 10-Q for the quarter ended March 31, 2001, as filed with the SEC on May 10, 2001, and for the quarter ended June 30, 2001, as filed with the SEC on August 8, 2001; and

•	Conoco’s current reports on Form 8-K as filed with the SEC on February 22, 2001, February 23, 2001, July 17, 2001, July 31, 2001 (as amended by a Form 8-K/ A filed with the SEC on September 10, 2001, which includes, among other financial statements, updated historical financial statements of Conoco as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000) and September 17, 2001.

      You may request a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing or telephoning Conoco at the following address:

Conoco Inc.
Shareholder Relations Department
P. O. Box 2197
Houston, Texas 77079-2197
Telephone: (281) 293-6800

      You should rely only on the information contained or incorporated by reference in this prospectus, the prospectus supplement and any pricing supplement. We have not authorized any person, including any salesman or broker, to provide information other than that provided in this prospectus, the prospectus supplement or any pricing supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the securities in any jurisdiction where the offer is not permitted. You should assume that the information in this prospectus, the prospectus supplement and any pricing supplement is accurate only as of the date on its cover page and that any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference.

FORWARD-LOOKING INFORMATION

      This prospectus, including the information we incorporate by reference, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. You can identify our forward-looking statements by the words “expects,” “intends,” “plans,” “projects,” “believes,” “estimates” and similar expressions.

      We have based the forward-looking statements relating to Conoco’s operations on its current expectations, estimates and projections about Conoco and the petroleum industry in general. We caution you that these statements are not guarantees of future performance and involve risks, uncertainties and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. Accordingly, Conoco’s actual outcomes and results may differ materially from what we have expressed or forecast in the forward-looking statements. Any differences could result from a variety of factors, including the following:

•	fluctuations in crude oil and natural gas prices and refining and marketing margins;

•	potential failure or delays in achieving expected reserve or production levels from existing and future oil and gas development projects due to operating hazards, drilling risks and the inherent uncertainties in predicting oil and gas reserves and oil and gas reservoir performance;

•	unsuccessful exploratory drilling activities;

•	failure of new products and services to achieve market acceptance;

•	unexpected cost increases or technical difficulties in constructing or modifying company manufacturing and refining facilities;

•	unexpected difficulties in manufacturing, transporting or refining synthetic crude oil;

•	ability to meet government regulations;

•	potential disruption or interruption of Conoco’s production facilities due to accidents or political events;

•	international monetary conditions and exchange controls;

•	liability for remedial actions under environmental regulations;

•	liability resulting from litigation;

•	general domestic and international economic and political conditions; and

•	changes in tax and other laws applicable to Conoco’s business.

USE OF PROCEEDS

      Unless we inform you otherwise in the prospectus supplement, the net proceeds from the sale of the debt securities will be used, first, for repayment or refinancing of debt, including a portion of the debt outstanding under the credit agreement used to fund the acquisition by Conoco of Gulf Canada Resources Limited in July 2001 and, second, for general corporate purposes, including acquisitions, working capital, capital expenditures and repurchases and redemptions of securities. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of other short-term indebtedness.

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth Conoco’s ratio of earnings to fixed charges for each of the indicated periods.

	Six Months
	Ended		Year Ended December 31,
	June 30,
	2001		2000		1999		1998		1997		1996

Ratio of earnings to fixed charges	12.7	x	8.5	x	3.9	x	3.2	x	12.9	x	11.6	x

      Conoco has computed the ratios of earnings to fixed charges by dividing earnings by fixed charges. For this purpose, “earnings” consist of income before income taxes and extraordinary items and fixed charges. “Fixed charges” consist of interest expense, capitalized interest, amortization of debt expense and that portion of annual rental expense Conoco has deemed to represent the interest factor.

DESCRIPTION OF THE DEBT SECURITIES

      The debt securities of Conoco covered by this prospectus will be Conoco’s general unsecured obligations and will be issued under the Indenture, dated as of April 15, 1999, between Conoco and Bank One, N.A., as trustee. We refer to this indenture as the Conoco indenture. The debt securities of Conoco Funding covered by this prospectus will be Conoco Funding’s general unsecured obligations, and Conoco will fully and unconditionally guarantee the debt securities on a senior unsecured basis. Conoco Funding’s debt securities will be issued under an indenture between Conoco, as guarantor, Conoco Funding and a trustee that we will name in the prospectus supplement. We refer to this indenture as the Conoco Funding indenture. We refer to the Conoco indenture and the Conoco Funding indenture collectively as the indentures.

      We have summarized selected provisions of the indentures, the debt securities and the guarantee below. This summary is not complete. We have filed the Conoco indenture and the form of Conoco Funding indenture with the SEC as exhibits to the registration statement, and you should read the indentures for provisions that may be important to you.

      In this summary description of the debt securities, unless we state otherwise or the context clearly indicates otherwise, all references to Conoco mean Conoco Inc. only and all references to Conoco Funding mean Conoco Funding Company only.

General

      The debt securities of Conoco and Conoco Funding will constitute senior debt of the issuer and will rank equally with all of its unsecured and unsubordinated debt. Neither indenture limits the amount of debt that may be issued under the indenture, and neither limits the amount of other unsecured debt or securities that may be issued by Conoco or Conoco Funding. Conoco and Conoco Funding may issue debt securities under the applicable indenture from time to time in one or more series, each in an amount authorized prior to issuance.

      Conoco currently conducts substantially all its operations through subsidiaries, and Conoco’s subsidiaries generate substantially all its operating income and cash flow. As a result, distributions or advances from Conoco’s subsidiaries are the principal source of funds necessary to meet its debt service obligations. Contractual provisions or laws, as well as the subsidiaries’ financial condition and operating requirements, may limit Conoco’s ability to obtain cash from its subsidiaries that it requires to pay its debt service obligations, including any payments required to be made under any debt securities it issues and under its guarantee of Conoco Funding’s debt securities. In addition, holders of the debt securities will have a junior position to the claims of creditors of Conoco’s subsidiaries or their assets and earnings.

      Conoco Funding is a special purpose financing subsidiary formed solely as a financing vehicle for Conoco and its subsidiaries. The ability of Conoco Funding to pay its debt service obligations, including any payments required to be made under its debt securities, is dependent upon its receipt of payments from Conoco and its subsidiaries. If Conoco and its subsidiaries were not to make such payments for any reason, the holders of the debt securities would have to rely on the enforcement of Conoco’s guarantee described below.

      Other than the restrictions on liens and sale/leaseback transactions described below, the indentures do not contain any covenants or other provisions designed to protect holders of the debt securities in the event Conoco participates in a highly leveraged transaction. The indentures also do not contain provisions that give holders the right to require Conoco or Conoco Funding to repurchase their securities in the event of a decline in Conoco’s credit ratings resulting from a takeover, recapitalization or similar restructuring or otherwise.

      The prospectus supplement relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

•	the issuer of the debt securities;

•	the title of the debt securities;

•	the total principal amount of the debt securities;

•	whether the debt securities will be issued in individual certificates to each holder or in the form of temporary or permanent global securities held by a depository on behalf of holders;

•	the date or dates on which the principal of and any premium on the debt securities will be payable;

•	any interest rate, the date from which interest will accrue, interest payment dates and record dates for interest payments;

•	whether and under what circumstances any additional amounts with respect to the debt securities will be payable;

•	the place or places where payments on the debt securities will be payable;

•	any provisions for optional redemption or early repayment;

•	any provisions that would obligate the redemption, purchase or repayment of debt securities;

•	the denominations in which the debt securities will be issued;

•	whether payments on the debt securities will be payable in foreign currency or currency units or another form and whether payments will be payable by reference to any index or formula;

•	the portion of the principal amount of debt securities that will be payable if the maturity is accelerated, if other than the entire principal amount;

•	any additional means of defeasance of the debt securities, any additional conditions or limitations to defeasance of the debt securities or any changes to those conditions or limitations;

•	any changes or additions to the events of default or covenants described in this prospectus;

•	any restrictions or other provisions relating to the transfer or exchange of debt securities; and

•	any terms for the conversion or exchange of the debt securities for other securities of Conoco, Conoco Funding or any other entity.

      We may sell the debt securities at a discount (which may be substantial) below their stated principal amount. These debt securities may bear no interest or interest at a rate that at the time of issuance is below market rates. We will describe in the prospectus supplement any material United States federal income tax consequences and other special considerations.

      If we sell any of the debt securities for any foreign currency or currency unit or if payments on the debt securities are payable in any foreign currency or currency unit, we will describe in the prospectus supplement the restrictions, elections, tax consequences, specific terms and other information relating to those debt securities and the foreign currency or currency unit.

Guarantee

      Conoco will fully and unconditionally guarantee on a senior unsecured basis the due and punctual payment of the principal of and any premium and interest on the debt securities issued by Conoco Funding when and as it becomes due and payable, whether at maturity or otherwise. The guarantees will rank equally with all of Conoco’s other unsecured and unsubordinated debt. The guarantees provide that in the event of a default in payment of principal of or any premium or interest on a debt security issued by Conoco Funding, the holder of the debt security may institute legal proceedings directly against Conoco to enforce the guarantees without first proceeding against Conoco Funding. The Conoco Funding indenture provides that Conoco may under certain circumstances assume all rights and obligations of Conoco Funding under the indenture with respect to a series of debt securities.

Restrictive Covenants

      Conoco has agreed to two principal restrictions on its activities for the benefit of holders of the debt securities. The restrictive covenants summarized below will apply to a series of debt securities (unless waived or amended) as long as any of those debt securities are outstanding, unless the prospectus supplement for the series states otherwise. We have used in this summary description capitalized terms that we have defined below under “— Glossary.” In this description of the covenants only, all references to Conoco mean Conoco Inc. and its principal domestic subsidiaries, unless the context clearly indicates otherwise. Conoco’s principal domestic subsidiaries are those that have substantially all their assets in the United States and that own a Principal Property.

Limitation on Liens

      Conoco has agreed that it will issue, assume or guarantee debt for borrowed money secured by a lien upon a Principal Property or shares of stock or debt of any of Conoco’s principal domestic subsidiaries only if it secures the outstanding debt securities issued by Conoco and the outstanding guarantees of debt securities issued by Conoco Funding equally and ratably with or prior to the debt secured by that lien. If Conoco so secures the debt securities and the guarantees, it has the option to secure any of its other debt or obligations equally and ratably with or prior to the debt secured by the lien and, accordingly, equally and ratably with its debt securities and the guarantees. This covenant has exceptions that permit:

(a) liens existing on the date Conoco or Conoco Funding first issues a series of debt securities under the applicable indenture;

(b) liens on the property, assets, stock, equity or debt of any entity existing at the time Conoco acquires that entity or its property or at the time the entity becomes a principal domestic subsidiary;

(c) liens on assets either:

•	existing at the time Conoco acquires the assets,

•	securing all or part of the cost of acquiring, constructing, improving, developing or expanding the assets, or

•	securing debt to finance the purchase price of the assets or the cost of constructing, improving, developing or expanding the assets that was incurred before, at or within 12 months after the acquisition or completion of the assets or their commencing commercial operation;

(d) liens on specific assets to secure debt incurred to provide funds for the cost of exploration, drilling or development of those assets;

(e) intercompany liens in favor of Conoco;

(f) liens securing industrial development, pollution control or other revenue bonds of a domestic government entity;

(g) statutory or other liens arising in the ordinary course of Conoco’s business and relating to amounts that are not yet delinquent or that Conoco is contesting in good faith; and

(h) any extensions, substitutions, replacements or renewals of the above-described liens or any debt secured by these liens if both:

•	the new lien is limited to the property (plus any improvements) secured by the original lien, and

•	the amount of debt secured by the new lien and not otherwise permitted does not materially exceed the amount of debt refinanced plus any costs incurred to refinance the debt.

      In addition, without securing the debt securities or the guarantees as described above, Conoco may issue, assume or guarantee debt that this covenant would otherwise restrict in a total principal amount that, when added to all of Conoco’s other outstanding debt that this covenant would otherwise restrict and the total amount of Attributable Debt outstanding for Sale/ Leaseback Transactions, does not exceed a “basket” equal to 10% of Consolidated Net Tangible Assets. When calculating this total principal amount, we exclude from the calculation Attributable Debt from Sale/ Leaseback Transactions in connection with which Conoco has purchased property or retired or defeased debt as described in clause (b) below under “Limitation on Sale/ Leaseback Transactions.”

      For these purposes, “debt” includes all notes, bonds, debentures or similar evidences of debt for money borrowed. The following types of transactions do not create “debt” secured by “liens” within the meaning of this covenant:

(a) the sale or other transfer of either:

•	oil, gas or other minerals in place for a period of time until, or in an amount such that, the purchaser will realize from those minerals a specified amount of money or a specified amount of those minerals, or

•	any other interest in property commonly referred to as a “production payment”; and

(b) the mortgage or pledge of Conoco’s property in favor of the United States, any state of the United States or any department, agency or instrumentality of either, to secure payments under any contract or statute.

Limitation on Sale/ Leaseback Transactions

      Conoco has agreed that it will enter into a Sale/ Leaseback Transaction only if at least one of the following applies:

(a) Conoco could incur debt in a principal amount equal to the Attributable Debt for that Sale/ Leaseback Transaction and, without violating the “Limitation on Liens” covenant, could secure that debt by a lien on the property to be leased without equally and ratably securing the guarantees.

(b) Within the period beginning six months before the closing of the Sale/ Leaseback Transaction and ending six months after the closing, Conoco applies the net proceeds of the Sale/ Leaseback Transaction either:

•	to the voluntary defeasance or retirement of any debt securities or Funded Debt, or

•	to the acquisition, exploration, drilling, development, construction, improvement or expansion of one or more Principal Properties.

Any amount of the net proceeds Conoco does not apply for the purposes described in (b) will be subject to the limitation described in (a). For purposes of these calculations, the net proceeds of the Sale/ Leaseback Transaction means the net proceeds of the sale or transfer of the property leased in the Sale/ Leaseback Transaction (or, if greater, the fair value of that property at the time of the Sale/ Leaseback Transaction as determined by Conoco’s board of directors) adjusted to reflect the remaining term of the lease.

Glossary

      “Attributable Debt” means the present value of the rental payments during the remaining term of the lease included in the Sale/ Leaseback Transaction. To determine that present value, Conoco uses a discount rate equal to the lease rate of the Sale/ Leaseback Transaction. For these purposes, rental payments do not include any amounts Conoco is required to pay for taxes, maintenance, repairs, insurance, assessments, utilities, operating and labor costs and other items that do not constitute payments for property rights. In the case of any lease that Conoco may terminate by paying a penalty, if the net amount would be reduced if Conoco terminated the lease on the first date that it could be terminated, then this lower net amount will be used.

      “Consolidated Net Tangible Assets” means the total amount of assets (after deducting applicable accumulated depreciation, depletion and amortization and other reserves and other properly deductible items) less

•	all current liabilities (excluding liabilities that are extendable or renewable at our option to a date more than 12 months after the date of calculation and excluding current maturities of long-term debt), and

•	all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangible assets.

Conoco will calculate its Consolidated Net Tangible Assets based on its most recent quarterly balance sheet.

      The term “debt” means all notes, bonds, debentures or similar evidences of debt for money borrowed.

      “Funded Debt” means all debt that matures on or is renewable to a date more than one year after the date the debt is incurred.

      “Principal domestic subsidiary” means a subsidiary that has substantially all its assets in the United States and that owns a Principal Property.

      “Principal Property” means any oil or gas producing property located onshore or offshore of the United States or any refinery or manufacturing plant located in the United States. This term excludes any property, refinery or plant that in the opinion of Conoco’s board of directors is not materially important to the total business conducted by Conoco and its consolidated subsidiaries. This term also excludes any transportation or marketing facilities or assets.

      “Sale/ Leaseback Transaction” means any arrangement with anyone under which Conoco leases any Principal Property that Conoco has or will sell or transfer to that person. This term excludes the following:

•	temporary leases for a term of not more than three years;

•	intercompany leases between Conoco and one of its subsidiaries or between two or more of its subsidiaries;

•	leases of a Principal Property executed by the time of or within 12 months after the acquisition, the completion of construction or improvement, or the commencement of commercial operation of the Principal Property; and

•	arrangements under any provision of law with an effect similar to the former Section 168(f)(8) of the Internal Revenue Code of 1954.

Consolidation, Merger and Sale of Assets

Conoco

      The indentures generally permit a consolidation or merger involving Conoco. They also permit the sale by Conoco of all or substantially all of its assets. Conoco has agreed, however, that it will consolidate with or merge into any entity or transfer or dispose of all or substantially all of its assets to any entity only if:

•	Conoco is the continuing corporation; or

•	if Conoco is not the continuing corporation, the resulting entity is organized and existing under the laws of any United States jurisdiction and assumes the performance of Conoco’s covenants and obligations under the indentures and, with respect to debt securities issued under the Conoco indenture, the due and punctual payments on the debt securities; and

•	in either case, immediately after giving effect to the transaction, no default or event of default would occur and be continuing or would result from the transaction.

Conoco Funding

      Conoco Funding may assign all its rights and obligations under the Conoco Funding indenture and its debt securities to:

•	another entity with which Conoco Funding is consolidated or merged or which acquires by conveyance or transfer any of Conoco Funding’s properties or assets;

•	Conoco; or

•	another subsidiary of Conoco.

      In connection with any assignment other than to Conoco, Conoco will continue to guarantee the debt securities as described above. If Conoco Funding assigns all of its rights and obligations under the Conoco Funding indenture and its debt securities to Conoco, Conoco’s covenants regarding consolidations, mergers and sales of assets, its covenants described above under “— Restrictive Covenants” and any other covenants for the benefit of any series of debt securities issued under the Conoco Funding indenture will remain in effect.

Events of Default

      Unless we inform you otherwise in the prospectus supplement, the following are events of default with respect to a series of debt securities issued by Conoco or Conoco Funding under the applicable indenture:

•	failure to pay interest on that series of debt securities for 30 days;

•	failure to pay principal of or any premium on that series of debt securities when due;

•	failure to redeem, purchase or repay debt securities of that series;

•	failure to comply with any covenant or agreement in that series of debt securities or the applicable indenture (other than an agreement or covenant that has been included in the indenture solely for the benefit of other series of debt securities) for 90 days after written notice by the trustee or by the holders of at least 25% in principal amount of all outstanding debt securities issued under that indenture and affected by that failure;

•	certain events involving bankruptcy, insolvency or reorganization of Conoco or, with respect to the Conoco Funding indenture, Conoco Funding; and

•	any other event of default provided for that series of debt securities.

      A default under one series of debt securities will not necessarily be a default under another series. The trustee may withhold notice to the holders of the debt securities of any default or event of default (except in any payment on the debt securities) if the trustee considers it in the interest of the holders of the debt securities to do so.

      If an event of default for any series of debt securities occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series affected by the default (or, in some cases, 25% in principal amount of all debt securities issued under the applicable indenture that are affected, voting as one class) may declare the principal of and all accrued and unpaid interest on those debt securities to be due and payable. If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the principal of and interest on all the debt securities issued under the applicable indenture will become immediately due and payable without any action on the part of the trustee or any holder. The holders of a majority in principal amount of the outstanding debt securities of the series affected by the default (or of all debt securities issued under the applicable indenture that are affected, voting as one class) may in some cases rescind this accelerated payment requirement.

      A holder of a debt security of any series may pursue any remedy under the applicable indenture only if:

•	the holder gives the trustee written notice of a continuing event of default for that series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series make a written request to the trustee to pursue the remedy;

•	the holder offers to the trustee indemnity reasonably satisfactory to the trustee;

•	the trustee fails to act for a period of 60 days after receipt of notice and offer of indemnity; and

•	during that 60-day period, the holders of a majority in principal amount of the debt securities of that series do not give the trustee a direction inconsistent with the request.

•	This provision does not, however, affect the right of a holder of a debt security to sue for enforcement of any overdue payment.

      In most cases, holders of a majority in principal amount of the outstanding debt securities of a series (or of all debt securities issued under the applicable indenture that are affected, voting as one class) may direct the time, method and place of:

•	conducting any proceeding for any remedy available to the trustee; and

•	exercising any trust or power conferred on the trustee not relating to or arising under an event of default.

      The Conoco indenture requires Conoco, and the Conoco Funding indenture requires Conoco and Conoco Funding, to file each year with the trustee a written statement as to their compliance with the covenants contained in the applicable indenture.

Modification and Waiver

      Each indenture may be amended or supplemented if the holders of a majority in principal amount of the outstanding debt securities of all series issued under that indenture that are affected by the amendment or supplement (acting as one class) consent to it. Without the consent of the holder of each debt security affected, however, no modification may:

•	reduce the amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or change the time for payment of interest on the debt security;

•	reduce the principal of the debt security or change its stated maturity;

•	reduce any premium payable on the redemption of the debt security or change the time at which the debt security may or must be redeemed;

•	change any obligation to pay additional amounts on the debt security;

•	make payments on the debt security payable in currency other than as originally stated in the debt security;

•	impair the holder’s right to institute suit for the enforcement of any payment on or with respect to the debt security;

•	make any change in the percentage of principal amount of debt securities necessary to waive compliance with certain provisions of the indenture or to make any change in this provision for modification;

•	waive a continuing default or event of default regarding any payment on the debt securities; or

•	with respect to the Conoco Funding indenture, modify or affect Conoco’s obligations under the guarantees in any manner adverse to the holders of any debt security issued under that indenture.

      Each indenture may be amended or supplemented or any provision of that indenture may be waived without the consent of any holders of debt securities issued under that indenture in certain circumstances, including:

•	to cure any ambiguity, omission, defect or inconsistency;

•	to provide for the assumption of the obligations of Conoco or Conoco Funding under that indenture by a successor upon any merger, consolidation or asset transfer;

•	to provide for uncertificated debt securities in addition to or in place of certificated debt securities or to provide for bearer debt securities;

•	to provide any security for or any guarantees of any series of debt securities or, with respect to the Conoco Funding indenture, the guarantees;

•	to comply with any requirement to effect or maintain the qualification of that indenture under the Trust Indenture Act of 1939;

•	to add covenants that would benefit the holders of any debt securities or to surrender any rights Conoco or Conoco Funding has under that indenture;

•	to add events of default with respect to any debt securities; and

•	to make any change that does not adversely affect any outstanding debt securities of any series issued under that indenture in any material respect.

      The holders of a majority in principal amount of the outstanding debt securities of any series (or of all debt securities issued under the applicable indenture that are affected, voting as one class) may waive any existing or past default or event of default with respect to those debt securities. Those holders may not, however, waive any default or event of default in any payment on any debt security or compliance with a provision that cannot be amended or supplemented without the consent of each holder affected.

Defeasance

      When we use the term defeasance, we mean discharge from some or all of our obligations under the indentures. If funds or government securities are deposited with the trustee sufficient to make payments on the debt securities of a series on the dates those payments are due and payable, then, at our option, either of the following will occur:

•	Conoco and, if applicable, Conoco Funding will be discharged from its or their obligations with respect to the debt securities of that series and, if applicable, the related guarantees (“legal defeasance”); or

•	Conoco will no longer have any obligation to comply with the restrictive covenants under the applicable indenture, and the related events of default will no longer apply to Conoco (“covenant defeasance”).

      If a series of debt securities is defeased, the holders of the debt securities of the series affected will not be entitled to the benefits of the applicable indenture, except for obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities or maintain paying agencies and hold moneys for payment in trust. In the case of covenant defeasance, the obligation of Conoco or Conoco Funding, as applicable, to pay principal, premium and interest on the debt securities and, if applicable, Conoco’s guarantee of the payments will also survive.

      Unless we inform you otherwise in the prospectus supplement, we will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the debt securities to recognize income, gain or loss for federal income tax purposes. If we elect legal defeasance, that opinion of counsel must be based upon a ruling from the United States Internal Revenue Service or a change in law to that effect.

Governing Law

      New York law will govern the indentures and the debt securities.

Trustee

      Bank One, N.A. is the trustee under the Conoco indenture. Bank One also serves as the trustee relating to approximately $4.0 billion of Conoco’s unsecured senior notes as of June 30, 2001. Affiliates of Bank One are the transfer agent for Conoco’s common stock and a lender under Conoco’s primary bank credit facility. Bank One and its affiliates also perform certain commercial banking services for us for which they receive customary fees. We will name the trustee under the Conoco Funding indenture in the applicable prospectus supplement.

      If an event of default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent man in the conduct of his own affairs. The trustee will become obligated to exercise any of its powers under the applicable indenture at the request of any of the holders of any debt securities issued under that indenture only after those holders have offered the trustee indemnity reasonably satisfactory to it.

      The indentures contain limitations on the right of the trustee, if it becomes a creditor of Conoco or Conoco Funding, to obtain payment of claims or to realize on certain property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with Conoco and Conoco Funding. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign within 90 days after ascertaining that it has a conflicting interest and after the occurrence of a default under the applicable indenture, unless the default has been cured, waived or otherwise eliminated within the 90-day period.

Form, Exchange, Registration and Transfer

      The debt securities will be issued in registered form, without interest coupons. There will be no service charge for any registration of transfer or exchange of the debt securities. However, payment of any tax or other governmental charge payable for that registration may be required.

      Debt securities of any series will be exchangeable for other debt securities of the same series, the same total principal amount and the same terms but in different authorized denominations in accordance with the applicable indenture. Holders may present debt securities for registration of transfer at the office of the security registrar or any transfer agent we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

      The trustee has been appointed as security registrar for the debt securities. If a prospectus supplement refers to any transfer agents we initially designate, we may at any time rescind that designation or approve a change in the location through which any transfer agent acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional transfer agents for any series of debt securities.

      In the case of any redemption, neither the security registrar nor the transfer agent will be required to register the transfer or exchange of any debt security either:

•	during a period beginning 15 business days prior to the mailing of the relevant notice of redemption and ending on the close of business on the day of mailing of such notice; or

•	the debt security has been called for redemption in whole or in part, except the unredeemed portion of any debt security being redeemed in part.

Payment and Paying Agents

      Unless we inform you otherwise in a prospectus supplement, payments on the debt securities will be made in U.S. dollars at the office of the trustee. At our option, however, payments may be made by check mailed to the holder’s registered address or, with respect to global debt securities, by wire transfer. Unless we inform you otherwise in a prospectus supplement, interest payments may be made to the person in whose name the debt security is registered at the close of business on the record date for the interest payment.

      Unless we inform you otherwise in a prospectus supplement, the trustee will be designated as the paying agent for payments on debt securities issued under the indenture. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

      Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to us upon written request any money held by them for payments on the debt securities that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Book-Entry Debt Securities

      The debt securities of a series may be issued in the form of one or more global debt securities that would be deposited with a depositary or its nominee identified in the prospectus supplement. Global debt securities may be issued in either temporary or permanent form. We will describe in the prospectus supplement the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

PLAN OF DISTRIBUTION

      We may sell the offered debt securities in and outside the United States through underwriters or dealers, directly to purchasers or through agents. The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the purchase price of the securities from us;

•	the net proceeds to us from the sale of the securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	the initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any commissions paid to agents.

Sale Through Underwriters or Dealers

      If we use underwriters in the sale, the underwriters will acquire the debt securities for their own account. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the debt securities will be subject to conditions, and the underwriters will be obligated to purchase all the debt securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

      During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers for the offered securities sold for their account may be reclaimed by the syndicate if such offered securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, these activities may be discontinued at any time.

      If we use dealers in the sale of securities, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The dealers participating in any sale of the debt securities may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales Through Agents

      We may sell the debt securities directly. In that event, no underwriters or agents would be involved. We may also sell the securities through agents we designate from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the debt securities, and we will describe any commissions payable by us to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

      We may sell the debt securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any such sales in the prospectus supplement.

Delayed Delivery Contracts

      If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

      We may have agreements with the agents, dealers and underwriters to indemnify them against civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments that the agents, dealers or underwriters may be required to make. Agents, dealers and underwriters may engage in transactions with us or perform services for us in the ordinary course of their businesses.

LEGAL MATTERS

      R.  A. Harrington, Conoco’s Senior Vice President, Legal, and General Counsel, or another of Conoco’s lawyers, or Baker Botts L.L.P., Houston, Texas, our outside counsel, will issue opinions about the validity of the debt securities of Conoco and Conoco Funding and the validity of Conoco’s guarantees of debt securities issued by Conoco Funding. Any of those counsel will rely as to matters of Canadian law on McInnes Cooper, Halifax, Nova Scotia. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

      The historical financial statements of Conoco as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 incorporated in this prospectus by reference to the Current Report on Form 8-K/ A of Conoco filed with the SEC on September 10, 2001 and the financial statement schedule incorporated in this prospectus by reference to the Annual Report on Form 10-K of Conoco for the year ended December 31, 2000 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of Gulf Canada Resources Limited at December 31, 2000 and 1999, and for each of the three years in the period ended December 31, 2000, incorporated in this prospectus by reference to Conoco’s Current Report on Form 8-K/ A filed with the SEC on September 10, 2001, have been audited by Ernst & Young LLP, independent chartered accountants, as set forth in their report included therein, and are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.